SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2011 and 2010.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Annual Report

and Consolidated Financial Statements

for the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010.

Annual Report

for the fiscal years

started on July 1, 2010 and 2009

and ended on June 30, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Annual Report

ALTO PALERMO S.A. (APSA)

Annual Report

1. Corporate Profile

Alto Palermo S.A. (APSA) (“APSA”) (formerly, Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the ownership, lease, management, development, operation and purchase of shopping centers which has a major position in the market. Our main purpose is to own, purchase, develop, lease, manage and operate shopping centers.

Furthermore, we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. As of the end of the fiscal year, we owned and/or operated twelve shopping centers in Argentina, six of which are located in the metropolitan area of Buenos Aires, two in the Greater Buenos Aires area, and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. After fiscal year-end, we started to operate an additional shopping center located in the Port of the City of Santa Fe. We also own various properties for future development in Buenos Aires and other major cities in other provinces of Argentina.

Besides, our interests in the Consumer Financing business has shrunk considerably in the course of this fiscal year because on September 1 we ceased all financial statements consolidation procedures involving Tarshop S.A. (“Tarshop”) in view of the sale of 80% of this company’s capital stock to Banco Hipotecario S.A. Hence, it is only the entire capital stock of Metroshop S.A. that we still have in our portfolio. Metroshop is a small Consumer Financing company that carries a residual loan portfolio set to progressively decrease in the future.

APSA was organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased its operations.

Since the date the Company was acquired by IRSA, in 1994, we have grown through a series of acquisitions and development projects that ended in a corporate reorganization from which our current corporate name and organization structure derive. In April 1997, we merged with fourteen of our subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). As of June 30, 2011, our main shareholder is IRSA: after exercising the option to purchase the total shareholding of Parque Arauco S.A. for a price of US$ 126 million, IRSA became the shareholder of 94.9% of APSA’s capital stock. The Company’s shares are traded on the Buenos Aires Stock Exchange and the NASDAQ in the United States.

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2. Letter to Shareholders

Dear Shareholders,

Our Company’s results for this fiscal year have been outstanding thanks to the performance exhibited by our Shopping Centers and to the results yielded by the Sales and Developments segment. Our management continues to demonstrate strong leadership and experience and has succeeded in consolidating an inimitable portfolio of shopping centers on the basis of new developments and acquisitions. Likewise, it has adopted innovating actions, achieving optimum management and operating results.

During 2010 and 2011, the Argentine economy has been on a solid growth track: fiscal indicators have continued to reflect external and internal strength and the demand for Argentine exports has maintained its attractive levels. This trend translated into a stable growth pattern in private consumption which, accompanied by an appreciation in the peso real exchange rate, favorably impacted on our segments exposed to this variable. Our business model and our strong and enduring relationship with our tenants benefited from this macroeconomic scenario. It is for this reason that our Shopping Centers continue to show high occupancy levels, significant growth in sales and in cash generation. Besides, the Consumer Financing segment saw its recovery strengthen.

During this fiscal year, the Shopping Center segment posted noteworthy results, in line with those recorded in the past years: our tenants’ sales reached Ps.7,766.3 million, increasing by 34%; we maintained an occupancy rate of 97.6% and revenues from this segment stood at Ps.677.1 million (30.6% higher than in the previous fiscal year). EBITDA from this segment reached Ps.515.1 million, whereas the EBITDA/revenue margin was in the region of 76.2%.

In the beginning of this fiscal year we started to manage our twelfth Shopping Center, Soleil, located in the surroundings of the City of Buenos Aires. In operating this property our management has shown its vast experience and operating capacity, as may be seen by the significant improvement in results achieved after one year of operations, during which our tenants’ invoicing exceeded Ps.200 million. On the other hand, in the next fiscal year we plan to restyle this Shopping Center, seeking to optimize its tenant mix and position it as the first premium outlet in Argentina. We have recently acquired a 50% interest in Nuevo Puerto de Santa Fe S. A., concessionaire of a building in the City of Santa Fe where it operates a Shopping Center known as “La Ribera”. This transaction adds a 13th shopping center to our portfolio, encompassing 8,000 sqm of gross leaseable area. We believe that this is a new opportunity for our management to capitalize on its leadership and track record of more than 15 years in this industry.

We have made headway in the development of a new shopping center in the City of Neuquén which we expect to become leader in the Patagonia, as it is located in one of the most populated and wealthiest cities in that region. In addition, we are making progress in our “Arcos del Gourmet” project located in the neighborhood of Palermo, City of Buenos Aires. We aspire that these new proposals will achieve the success of our latest development, DOT Baires. This Shopping Center, opened in May 2009 and the largest in the City of Buenos Aires, has become one of the major assets in our portfolio, ranking fourth in terms of tenant sales and consolidating as an industry icon. Our tenants’ sales in this Shopping Center exceeded Ps.985 million during fiscal year 2011, maintaining an occupancy rate of 99.7%.

The Shopping Center segment is our main business and where we expect to continue expanding our current portfolio. We have reserves for future developments in the City of

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Annual Report

Paraná, the City of Tucumán and the neighborhood of Caballito, City of Buenos Aires. In addition, in various of our shopping centers we have the chance to increase their footage. We are studying the best timing for launching these and other new projects. Above all, we have a management team whose vision is focused on the growth and development of this industry.

In the year 2008, our Consumer Financing segment, in the hands of our subsidiary Tarshop, suffered greatly through the global financial crisis and the incidents in the local financial market. Our management saw to it that the problems to which the Company had been exposed were resolved and together with an improvement in the context, our management team succeeded in obtaining positive results. Subsequently, we decided to divest a major part of Tarshop so as to focus our business in the Shopping Centers activity. As a consequence, our Consumer Financing segment showed a smaller relative weight during this fiscal year: starting on September 1, 2010 our financial statements were no longer consolidated with those of Tarshop in view of the sale of 80% of its share capital to Banco Hipotecario. This was one of the most significant transactions during this fiscal period and we believe that it will be beneficial to both parties. We still own 100% of Metroshop, a small Consumer Financing company that carries a residual loan portfolio set to decrease progressively in the future.

As regards sales and developments, we have consummated the sale of land in Rosario, Santa Fe, close to the Alto Rosario Shopping Center to avail ourselves of the real estate appreciation prevailing in the area as a result of the construction of the Alto Rosario Shopping Center. It is a usual element of our strategy to acquire land close to our commercial developments in order to sell them later, once they have appreciated. In addition, we closed a swap transaction with a developer firm, TGLT, involving the “Beruti” property, located next to the Alto Palermo Shopping Center. We have an 8.86% ownership interest in TGLT’s capital stock. We have conveyed possession to the property in exchange for apartments and parking spaces to be sold once the construction project is underway.

In the light of the robust cash generation that the Company has been exhibiting, the quality of its assets, its contained indebtedness, its experience in tapping market opportunities and its franchise for accessing the capital markets, we are confident that we are on the right path towards further consolidating Argentina’s best shopping center portfolio.

The potential wielded by APSA can only materialize through the joint efforts of our Shareholders, Creditors, Directors, Tenants, Customers, Suppliers, Employees and the Community at large as they also play the lead role in our current performance. It is to them that I wish to extend our gratefulness for their permanent efforts and commitment to the objectives of the organization.

My deepest gratitude to you all.

City of Buenos Aires, September 8, 2011.

Saúl Zang Vice-President I acting as President

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3. Macroeconomic Context

International Outlook

The global economy has continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2010, the world’s Gross Domestic Product (“GDP”) rose 5.1% and accumulated an annualized growth of 4.3% in the first quarter of 2011, reversing the unprecedented contraction recorded in 2009. GDP in the most developed markets increased 3% in 2010, whereas in the developing countries’ markets, it soared 7.3%.

2010 and the first six months of 2011 showed a significant recovery compared to 2009. International financial markets were favored by corporate profits. Stock prices in emerging Asia, Latin America and the United States regained their values prior to the crisis. At global level, the MSCI All Countries index picked up a 10.42% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 9.55% variation whilst the MSCI Emerging Markets rose 16.36%. Furthermore, it must be highlighted that performance at the level of developing countries was higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in U.S. dollars). The S&P500 rose by 10.66%; the FTSE 100 by 4.68%, and the Nikkei by 9.42%, while the Bovespa rose by 2.43% and Argentina’s Merval rose by 41.83%.

The IMF’s projections show that the economic activity will drop slightly during the second quarter of 2011 and will resume growth during the second half of the year. According to the IMF, global output is set to grow at an annualized rate of 4.3% throughout 2011. However, regional disparities continue as the forecasts for the developed economies and for the developing economies are 2.2% and 6.6% respectively. It seems that during the first half of 2011, the financial markets did not show such an encouraging outlook as in 2010. The MSCI All Countries varied by 2.69%, the MSCI World by 3.36% and the MSCI Emerging Markets varied by -1.49%.

According to the IMF, inflation at the global level was 3.5% in 2010, 1.2 bp higher than in 2009. In line with the growth rate observed, inflation in the emerging markets was 6.2%, higher than the one recorded in developed countries, which stood at 1.6%.

During the past year and the first 6 months of 2011, the commodities market recorded rises in most raw materials. The GSCI All Metals Industrial index shows that metal prices rose 16.73% in 2010 and 2.1% in 2011. The price of energy, as measured by the GSCI Energy index, increased 1.91% in 2010 and climbed 8.15% in 2011. Finally, the GSCI Agriculture saw strong increases in the prices of agricultural commodities, which went up by 34.19% in 2010, although these figures evaporated in 2011, as agricultural commodity prices fell by 5.54%.

During this fiscal year, the markets were adversely affected by doubts on the sustainability of the debt of most peripheral European countries and their difficulties in implementing the fiscal tightening programs required. The PIGs credit default swaps increased substantially, and concerns arose again regarding the vulnerability of the banks in developed Europe, given their significant debt holdings of peripheral countries. In turn, the United States is having difficulties in finding a solution for its public account deficit, which accounts for 10% of its GDP, and an indebtedness that reached the US$ 14.3 billion ceiling imposed by Congress.

The Argentine Economy

Given this international context, the Argentine GDP has resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine

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Annual Report

Institute of Statistics and Censuses (“INDEC”). In the year to date, the same positive trend in the level of activity is noted. For the first 6 months of 2011, the Monthly Economic Activity Estimator” EMAE”, usually used to predict the GDP, rose 8.9% compared to the same month in the previous fiscal year, with an upward trend.

During 2010, Consumption has continued to be the main component in the aggregate demand, accounting for 65% of the GDP. In this regard, private consumption recorded an annual growth of 9% while public consumption grew 9.2% (according to the Ministry of Economy).

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not show a reliable accuracy level. According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in 2010 was approximately 10.9%, recording a considerable increase in beef of 39%, followed by clothes, up by 15%, and education, up by 12%. As regards wholesale prices, in 2010 there was a 14.56% variation in the Wholesale Internal Price Index (“IPIM”), a 15.67% variation in the Wholesale Internal Basic Price Index (“IPIB”), and a 16.04% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index published by Estudio Broda (which combines the FIEL Consumer Price Index, the Buenos Aires Consumer Price Index and the combined Consumer Price Index for 7 provinces whose statistical agencies do not share the official criterion), the average pricing level of the economy increased 22.5% in 2010 compared to the previous year. This figure is almost twice as big as that unveiled by the official statistics.

As concerns 2011, the INDEC’s measurements show that accumulated inflation for the first 6 months is in the whereabouts of 5.5%. In turn, Estudio Broda’s measurements suggest an annualized inflation rate of 23%.

In connection with the labor market, in 2010 the unemployment rate was reduced to 7% of the active population and as of June 2011 it stood at 7.2%, compared to 8% in 2009. On the salary side, the average salary in the Argentine economy accumulated a 26.2% raise in 2010, way above the official figures for retail inflation and in line with private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2011 was 13.5%.

Argentina’s external sector showed during 2010 a surplus trade balance, with exports for US$ 81.3 billion and imports for US$ 67.9 billion according to official data. During the first quarter of 2011, the trade surplus decreased, as imports grew at higher rates than exports.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2010 was Ps.25,115 million. This stands for a 45.2% rise compared to the year 2009.

During fiscal year 2010, the indebtedness/GDP ratio was reduced from 48.8% to 45.8%. In addition, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The volatility that affected the financial markets caused by the emergence of debt problems in peripheral European countries and discussions on the United States’ debt ceiling triggered a substantial increase in the surcharge Argentina pays for its debt, which stood at 630 points as of July 2011, compared

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Annual Report

to Brazil’s 114 points and Mexico’s 111 points. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

In the local financial markets the rate of private bank deposits at 30 days remained stable, showing a slight increase from 9.31% as of June 2010 to levels close to 9.83% for June 2011. In turn, the Private Badlar rate in pesos increased from 10.14% to 11.23%.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 4.6% in the period June 2010 through June 2011 and reserves rose by US$ 2,758 million, being close to US$ 52 billion. This level is higher than that previous to the financial crisis of 2009.

During 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 3.9% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 4.5% appreciation, whereas the Peso depreciated 3.3% vis-à-vis the Brazilian currency.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 21% of GDP for 2010 with the following distribution: 10.15% for the durable goods sector and 10.85% for the construction sector.

The use of industrial installed capacity was 76.7% in June 2011, a stable figure compared to the level posted in the same month of 2010. The sectors that benefited the most were tobacco products and the mechanic steel industry (excluding the car-making sector). Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the printing and publishing sectors.

Shopping Centers Performance in Argentina

The Shopping Centers sector has exhibited major sales growth in the first half of 2011. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption amidst a context of high inflation in which wages outgrow retail prices. Based on

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the information released by INDEC, sales during fiscal 2011 rose by 35% compared to fiscal 2010, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most retail offerings exhibited outstanding dynamics in that month. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

Economic indicators pointed to favorable performance in fiscal 2011, which ensured good sales performance in Shopping Centers. Forecasts for 2011 are favorable, which augurs well for the Company’s business in so far as the level of economic activity, consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

4. Commercial Strategy

Our main goal is to maximize shareholder value. By using our know how in Argentina’s shopping centers industry, as well as our leading position, we aspire to generate sustainable cash flow growth and long-term appreciation for our real estate assets.

Investment Strategy. We endeavor to avail ourselves of the unmet demand for shopping venues in different urban areas in the region as well as to optimize our clients’ shopping experience. It is for this reason that we want to develop new shopping centers in urban areas with attractive growth prospects, including the Buenos Aires metropolitan area, some provincial cities in Argentina and possibly in other places outside Argentina. It is vital for the deployment of this strategy that we keep the business relationships that we have been nurturing for years with the more than 1,000 companies and retail brands that make up our select group of tenants as it is thanks to them that we can provide an adequate tenant mix for each case in particular.

Our investment strategy consists primarily of the following:

•

Selectively developing new shopping centers, through different business formats in areas that are either densely populated or that display appealing growth prospects. We presently have land reserves for future shopping centers development spanning approximately 90,000 square meters in gross leasable area. These properties are located in the Autonomous City of Buenos Aires, Neuquén, Tucumán and Paraná.

•

Selectively acquiring shopping centers which we believe will benefit from our, know-how, centralized management, tenant relationships and leasing strategies, entering new markets and fueling new synergies with our asset portfolio.

•

Expanding and improving our properties, by either renovating, re-developing, enhancing or refurbishing them. In so doing, we aspire to render properties more attractive for potential tenants or for potential lease renewals and/or to optimize under-operated land or leasable space. This will allow us to improve our positioning and to increase our revenues with a proportionately lesser rise in our operating costs.

•

Developing real estate, residential and commercial projects that are ancillary to our shopping centers. In other words, we seek to generate mutual benefits amongst the various properties in our portfolio through an increase in our shopping centers’ visitor turnout and an appreciation in the value of the surrounding real estate projects.

Operational Strategy. Our central operational strategy consists in maximizing growth and profitability at our shopping centers through an increase in our tenants’ sales resulting from the best tenant mix possible for each new lease. Besides, this continued growth allows us to

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distribute our operating costs more efficiently. We aspire to attain these objectives by implementing the following actions:

•

Continuous Improvement in our Shopping Centers. We plan to continue to improve our different offerings with a view to an outstanding supply. Against this backdrop, we will continue to renovate our properties to keep them modern and embellished and for shoppers to have an excellent experience at our properties which will attract retail consumers to our shopping centers whilst simultaneously maintaining competitive occupancy costs to our tenants.

•

Optimum tenant base and lease conditions. We endeavor to maintain high occupancy levels at our shopping centers by leasing and re-leasing these properties to a diversified group of tenants with highly renowned brands, credit-worthiness and attractive offerings in order to attain higher rentals per square meter.

•

Strengthening our relationship with our tenants. By building on our relationship with our shopping centers tenants we increase the spectrum of the products and services offered: we provide them with administrative advice and suggestions concerning their initiatives and marketing tools. Such a business relationship is of the essence for launching new undertakings.

•

Improving brand awareness and loyalty with consumers and tenants. We have a valuable and renowned group of brands in terms of shopping centers and we continuously strive to improve brand recognition and consumers and tenants loyalty with aggressive marketing campaigns. To become consumers’ favorite brand of shopping centers we will launch advertising campaigns, organize promotional events and engage in different marketing initiatives aimed at attracting local consumers and tourists through a proposal that is exceedingly better than traditional street-level storefronts and than other shopping centers based on offerings tailored to the preferences of our end consumers. We also seek to add value to our commercial offerings through the best entertainment and food court alternatives to foster visit frequency and duration, in particular from young women, families and tourists.

•

Improving operating margins. We want to avail ourselves of our consolidated management capacity to attain scale economies and cost savings in each shopping center with a view to improving our consolidated operating margins. In this respect, we seek to implement and share good management practices to maintain a solid financial position to support our future growth.

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5. Fiscal Year Summary

Operating performance

During fiscal year 2010 / 2011, our tenants’ sales in the Company’s Shopping Centers recorded an increase of 34.4%, to Ps. 7,766.3 million from Ps. 5,778.2 million in the previous fiscal year. If we exclude Soleil (as this shopping center was opened in mid June 2010), our tenants’ sales reached Ps. 7,562.2 million in 2011, representing an increase of 30.9% from Ps. 5,778.2 million in the previous fiscal year.

TENANTS’ SALES

TENANTS SALES

(as of June 30th 2011)

(*)	Figures have been adjusted for inflation as of June 30, 2011

For this fiscal year, tenant sales in our Shopping Centers located in the City of Buenos Aires (“CABA” or “City of Buenos Aires”) and Greater Buenos Aires (“GBA”) (excluding Soleil) were 28.4% higher than in the previous fiscal year, from Ps. 4,355.2 million for the fiscal year ended June 30, 2009 to Ps. 5,592.6 million for the fiscal year ended June 30, 2011. If we adjust these figures for inflation according to the inflation rates reported by official sources, this increase represented 17.1%. If we consider Soleil, total sales for the fiscal year ended June 30, 2011 amounted to Ps. 5,796.6 million, an increase of 33.1% compared to Ps. 4,355.2 million for the previous fiscal year.

In the fiscal year ended June 30, 2011, our Shopping Centers continued to position themselves as market leaders. Our policy of constantly suiting to the customers’ requirements, combined with the excellent quality of the Company’s assets, the consumers’ loyalty and choice of our Shopping Centers, have contributed to the continued uprising trend in our tenants’ sales. For the twelve months ended June 30, 2011, our share in the City of Buenos Aires and Greater Buenos Aires market was 42%.

As concerns sales per square meter, our shopping centers (in CABA and GBA) generated annual average sales per square meter of Ps. 27,981 whereas our competitors’ tenants recorded average sales per square meter of Ps. 22,184. These figures show that our relative efficiency is 26.1% higher than the rest of the market, a ratio that demonstrates the consumers’ loyalty and choice of our assets and their excellent quality as compared to the rest of the market.

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Relative Efficiency

During this fiscal year, APSA’s Gross Leasable Area (“GLA”) in the whole country, which shows the area available for lease of retail stores, increased approximately 13,400 m2, mainly due to the incorporation of Soleil to our portfolio, thus reaching a total leasable area of 299,622 m2.

In addition, we have strategically located plots that would allow us to develop new Shopping Centers.

During this fiscal year our Shopping Centers received approximately 76.0 million visitors.

Occupancy in our Shopping Centers has been another ratio which we managed to maintain in almost optimum levels during fiscal year 2011. As of June 30, 2011, the occupied GLA percentage reached 97.6%.

Income from Leases and Services(*)

During fiscal year 2011, income from leases and services amounted to Ps. 677.1 million, 30.6% higher than for the previous fiscal year.

(*)	Adjusted for inflation until 02/28/2003 pursuant to the accounting standards adopted by the Argentine Securities Commission.

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Income from Leases and Services

in Millions of Ps

As of June 30, 2011 and 2010, the composition of lease and service income for the twelve months ended on such dates was as follows:

Upon analyzing the evolution of the composition of income from leases and services between 2010 and 2011 we may note an increase in the supplementary rent, which represents the percentage rent charged by the company calculated over the tenants’ monthly gross sales.

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6. Description of Business

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers, and we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. At present, we own and/or operate twelve shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, two in the Greater Buenos Aires area and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. After fiscal year end, we started operating an additional shopping center located in the port of the city of Santa Fe. We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

As of June 30, 2011, we held total assets of Ps. 2,326.0 million, and our shareholders’ equity was Ps. 907.0 million. During the fiscal years ended June 30, 2009, 2010, and 2011, we recorded revenues of Ps. 642.6 million, Ps. 784.9 million and Ps. 856.5 million, respectively, and generated a net income of Ps. 119.1 million and Ps. 260.6 million during the fiscal years ended June 30, 2010 and 2011, and a loss of Ps. 22.1 million during the fiscal year ended June 30, 2009. We operate our business through three reportable segments: Leases and Services, Consumer Financing and Other, as described below.

Leases and Services. Most of our revenues derive from lease agreements entered into with tenants of the retail stores in our twelve shopping centers. We generally charge our tenants a rent which consists of the higher of (i) a monthly base rent, and (ii) a specified percentage of the tenant’s monthly gross retail sales. In addition, we charge our tenants a management fee prorated among all the tenants based on their lease agreements, which is different in each shopping center, as consideration for the management and maintenance of common areas and administration of the contributions made by tenants to finance our shopping centers’ promotion efforts. We also generate revenues from admission rights (a non-reimbursable admission fee that may be required to tenants upon executing or renewing a lease agreement), lease intermediation fees and parking charges to visitors. As of June 30, 2011, the average occupancy percentage of our shopping centers was 97.6%. Our Leases and Services segment generated operating income of Ps. 402.7 million and Ps. 266.6 million during our fiscal years ended June 30, 2011 and 2010, respectively.

Consumer Financing. We were engaged in the Consumer Financing business through our subsidiaries Tarshop and Metroshop. Tarshop’s and Metroshop’s operations mainly consisted of loans and management activities related to credit card products for consumers of our shopping centers, hypermarkets and street-level stores. Our Consumer Financing segment shows reduced activity during this fiscal year as a result of Tarshop S.A.’s deconsolidation from our financial statements as from September 1, 2010, following the sale of 80% of the shareholding to Banco Hipotecario S.A. This was one of the most significant transactions during this fiscal year and we believe it will be beneficial for both parties. We still control 100% of Metroshop, a small Consumer Financing company that carries a residual loan portfolio set to progressively decrease in the future.

Other: Our “Other” segment includes the development and sale of residential properties, acquisition of undeveloped lands for future development and periodical sales of such undeveloped lands. For the fiscal years ended June 30, 2010 and 2011, the operating results arising from the Other segment were Ps. 1.9 million and Ps. 52.6 million, respectively.

Leases and Services Segment

As of June 30, 2011, we owned a majority interest in, and operated, a portfolio of twelve shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

Our shopping centers comprise a total of 299,622 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 7,766.3 million for the fiscal year ended June 30, 2011

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(without Soleil total sales, they were Ps. 7,562.2 million) and Ps. 5,778.2 million for the fiscal year ended June 30, 2010 (without Dot Baires Shopping, the total sales to June 30, 2010 were Ps. 5,014.7 million). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2011, we owned and/or operated the following twelve shopping centers in Argentina:

Shopping Center	Effective Interest	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Soleil	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years stated below:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	Ps.	Ps.	Ps.
Abasto	774,496,092	926,372,674	1,227,371,682
Alto Palermo	745,008,569	879,728,390	1,100,349,096
Alto Avellaneda	696,502,305	885,195,429	1,132,631,269
Paseo Alcorta	374,756,633	414,651,556	525,752,301
Patio Bullrich	274,923,406	344,789,105	432,319,411
Alto Noa	211,353,264	280,241,284	381,181,135
Buenos Aires Design	129,072,350	140,973,530	188,474,744
Mendoza Plaza	436,599,085	559,359,204	733,370,200
Alto Rosario	318,443,541	419,143,398	610,931,563
Córdoba Shopping- Villa Cabrera	133,526,649	164,257,027	244,188,789
Dot Baires Shopping	99,478,084	763,527,536	985,671,886
Soleil	—	—	204,076,974

Total sales (2)	4,194,159,978	5,778,239,133	7,766,319,050

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2011:

	Acquisition date/Opening	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo’s Interest percentage	Book value as of June 30, 2011 (3)
		(sqm)		(%)	(%)	(Ps.)
Abasto (4)	7/94	37,731	174	99,8	100	158,016
Alto Palermo (5)	11/97	18,701	145	100,0	100	134,863
Alto Avellaneda (6)	11/97	36,663	141	96,3	100	72,816
Paseo Alcorta	6/97	13,911	110	99,2	100	69,664
Patio Bullrich	10/98	11,741	84	100	100	88,401
Alto Noa (7)	3/95	19,001	92	100	100	21,534
Buenos Aires Design (8)	11/97	13,777	62	98,6	54	8,687
Mendoza Plaza (9)	12/94	40,659	150	95,2	100	79,821
Alto Rosario (10)	11/04	28,646	145	95	100	78,743
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	15,174	108	98,1	100	66,560
Dot Baires Shopping (13)	05/09	49,527	155	99,7	80	516,902
Soleil	07/10	14.091	71	87.8	100	69,278

Total		299,622	1,437	97.6		1,365,285

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2010.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery. Excludes works in progress.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto.

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(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We directly own a 53.684% interest in the company which holds the concession to operate this property. Accordingly, we consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 53.684%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario and also the lots Junín and Tedhy.
(11)	Excludes square meters of space occupied by Supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property.
(13)	Includes square meters of space occupied by Supermarket.

Type of business	Accumulated sales as of June 30 of the fiscal years (in millions of ARS)
	2011	2010	2009
Anchor Store	571.6	449.7	243.7
Clothes and footwear	3,801.0	2,754.2	2,148.6
Entertainment	262.8	180.2	133.8
Home	1,468.8	1,172.9	817.8
Restaurant	701.6	495.9	382.5
Miscellaneous	918.7	691.4	440.7
Services	41.8	33.9	27.1

Total	7,766.3	5,778.2	4,194.2

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated below:

	As of June 30,
	2009	2010	2011
Abasto	99.8	99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100
Alto Noa	99.9	99.9	100
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100	99.7
Soleil	—	—	87.8

Overall Average	98.5	97.5	97.6

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Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2009, 2010 and 2011:

	Fiscal year ended June 30, (1)
	2009 (Ps.)	2010 (Ps.)	2011 (Ps.)
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto Noa	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil			870.5

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights divided by gross leasable square meters.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	616	102,627	34%	120,893,783	38%
2013	396	52,174	17%	80,445,986	25%
2014	316	46,362	15%	72,722,562	23%
2015 and subsequent years	107	98,459	33%	46,312,766	14%

Total (2)	1,435	299,622	100%	320,375,097	100%

(1)	Including the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited annual consolidated financial statements included elsewhere herein.

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Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 174-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center (including parking and common areas) with approximately 37,731 square meters of gross leasable area (41,463 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 28 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum (it is not included in the gross leasable area). The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,227.4 million, representing annual sales per square meter of approximately Ps. 32,529.4. Revenues from leases increased from approximately Ps. 91.3 million for the fiscal year ended June 30, 2010, to Ps. 118.7 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 202.3 in 2010 and Ps. 262.1 in 2011.

As of June 30, 2011, the occupancy rate in Abasto was 99.8%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hoyts General Cinema	Cinema	8,021	21.3
Zara	Great Shop of Clothes and footwear	1,790	4.7
Frávega	Houseware	885.2	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.53	0.7

Total		11,599.5	30.7

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Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	16,144.6	42.8
Entertainment	11,884.2	31.5
Miscellaneous	3,505.6	9.3
Home & Houseware	3,218.4	8.5
Restaurant	2,658.1	7.0
Services	320.2	0.8

Total	37,731.2	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	46,384.7	55,760.2	65,475.4
Percentage rent (1)	14,169.8	13,872.3	25,700.5
Total rent	60,554.5	69,632.5	91,175.8
Revenues from admission rights (2)	10,265.5	12,739.7	15,432.6
Management fees	1,200.0	1,440.0	1,775.0
Parking	5,920.4	7,209.3	10,051.5
Other	193.0	282.8	265.2

Total	78,133.4	91,304.3	118,700.2

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2011, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	72	16,711	44	21,210,551	38
2013	52	6,353	17	14,154,972	25
2014	40	6,287	17	14,599,733	26
2015 and subsequent years	10	8,380	22	6,423,923	11

Total	174	37,731	100	56,389,179	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

ALTO PALERMO S.A. (APSA)

Annual Report

Alto Palermo, City of Buenos Aires

Alto Palermo is a 145-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,701 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,100.3 million, which represented annual sales per square meter of approximately Ps. 58,839.6. Revenues from leases increased from approximately Ps. 98 million for the fiscal year ended June 30, 2010 to Ps. 121.2 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps. 438.5 in 2010 and Ps. 539.9 in 2011.

As of June 30, 2011, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15% of its gross leasable area at June 30, 2011 and approximately 17.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4
Just for Sport	Clothes and footwear	724.3	3.9
Sony Style	Houseware	361.4	1.9
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8

Total		2,811.3	15

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,129.3	54.2
Restaurant	2,727.9	14.6
Services	1,767.4	9.5
Miscellaneous	1,550.0	8.3
Entertainment	1,308.5	7.0
Home & Houseware	1,217.8	6.5

Total	18,700.9	100.0

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Annual Report

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30 (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	51,374.6	58,543.4	71,131.5
Percentage rent (1)	13,037.8	16,939.7	22,962.4
Total rent	64,412.4	75,483.1	94,093.8
Revenues from admission rights (2)	11,371.0	13,414.9	16,182.6
Management fees	960.0	1,260.0	1,630.2
Parking	5,744.7	7,257.8	8,914.6
Other	146.5	604.2	333.6
Total	82,634.6	98,020.0	121,154.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	65	7,519	40	24,349,018	44
2013	38	5,438	29	13,104,628	24
2014	33	2,678	14	12,943,776	23
2015 and subsequent years	9	3,066	17	5,289,977	9
Total	145	18,701	100	55,687,399	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 141-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,663 square meters of gross leasable area. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 20 restaurants and an anchor store, Falabella, that opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,132.6 million which represents annual revenues per square meter of

ALTO PALERMO S.A. (APSA)

Annual Report

approximately Ps. 30,893. Revenues from leases increased from approximately Ps. 59.8 million for the fiscal year ended June 30, 2010 to Ps. 77.2 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 136.3 in 2010 and Ps. 175.5 in 2011.

As of June 30, 2010, the occupancy rate in Alto Avellaneda was 96.3%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.4% of its gross leasable area as of June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor Store	11,629.0	31.7
Garbarino	Houseware	639.8	1.7
Frávega	Houseware	512.0	1.4
Compumundo	Houseware	190.6	0.5
Sport Line		25.0	0.1
Total		12,996.4	35.4

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Anchor Store	11,629.0	31.7
Clothes and footwear	12,178.0	33.2
Entertainment	6,192.7	16.9
Home & Houseware	2,391.4	6.5
Restaurant	1,993.7	5.4
Miscellaneous	1,613.5	4.4
Services	665.0	1.8

Total	36,663.1	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

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	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	30,534.8	35,753.3	44,994.3
Percentage rent (1)	11,068.0	16,308.3	22,143.7
Total rent	41,602.8	52,061.6	67,138.1
Revenues from admission rights (2)	5,582.3	6,630.5	8,477.2
Management fees	600.0	1,020.0	1,504.8
Other	266.1	120.9	73.9

Total	48,051.2	59,833.0	77,193.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	57	12,239	33	11,919,125	29
2013	29	2,770	8	5,539,680	14
2014	28	3,631	10	7,905,456	19
2015 and subsequent years	25	18,023	49	15,583,238	38

Total	139	36,663	100	40,947,499	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 62 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.68% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds, which has recently acquired a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of Expenses.

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Buenos Aires Design is in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,777 square meters of gross leaseable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 188.5 million which represents annual sales per square meter of approximately Ps. 13,680.9. Revenues from leases increased from approximately Ps. 14.6 million for the fiscal year ended June 30, 2010 to Ps. 17.3 million for the fiscal year ended June 30, 2011, which represent monthly sales per gross leasable square meter of Ps. 88.3 in 2010 and Ps. 104.9 in 2011.

As of June 30, 2011, the occupancy rate in Buenos Aires Design was 98.6%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 25.2% of its gross leasable area as of June 30, 2011 and approximately 29.7% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar and Gifts	1,032.3	7.5
Las Malvinas	Houseware	657.4	4.8
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258	1.9

Total		3,475.4	25.2

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Home & Houseware	8,099.9	58.8
Restaurant	3,420.8	24.8
Miscellaneous	2,222.3	16.1
Services	33.3	0.3

Total	13,776.5	100.0

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Annual Report

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	8,232.0	9,280.8	10,095.6
Percentage rent (2)	1,050.4	1,339.6	2,618.0
Total rent	9,282.4	10,620.4	12,713.5
Revenues from admission rights (3)	1,503.3	1,541.3	1,572.1
Management fees	728.3	789.4	973.6
Parking	1,440.6	1,644.0	2,118.1
Other	9.9	18.1	(35.17)

Total	12,964.5	14,613.2	17,341.7

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminates its lease early:

Lease Agreements expiration:	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps)	(%)
2012	32	4,228	31	4,621,133	47
2013	14	2,937	21	1,802,912	18
2014	15	6,470	47	3,130,832	32
2015 and subsequent years	1	141	1	252,000	3

Total	62	13,776	100	9,806,877	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 110-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 13,911 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a pay parking lot (as from beginning June 2008) for approximately 1,300 cars.

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Annual Report

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 525.8 million which represents annual sales per square meter of approximately Ps. 37,794.6. Revenues from leases increased from approximately Ps. 42.7 million for the fiscal year ended June 30, 2010, to Ps. 52.3 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 247.4 in 2010 and Ps. 313.4 in 2011.

As of June 30, 2011, the occupancy rate in Paseo Alcorta was 99.2%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.5% of its gross leasable area as of June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.9
Rapsodia	Clothes and footwear	258.2	1.9
Kartun	Miscellaneous	230.0	1.7
Frávega	Houseware	168.9	1.2
Jazmín Chebar	Clothes and footwear	116.6	0.8

Total		1,874.0	13.5

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,551.0	54.3
Services	1,709.1	12.3
Home & Houseware	633.9	4.6
Miscellaneous	1,412.8	10.2
Entertainment	1,183.0	8.5
Restaurant	1,421.1	10.2

Total	13,910.8	100.0

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	21,938.2	24,663.7	31,254.7
Percentage rent (1)	8,156.0	6,095.7	10,904.8
Total rent	30,094.2	30,759.4	42,159.5
Revenues from admission rights (2)	5,833.3	6,490.9	7,442.3
Management fees	480.0	480.0	510.0
Parking	364.0	1,026.7	1,997.0
Other	638.7	309.9	207.7

Total	37,410.2	39,066.9	52,316.5

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercises renewal options or terminates its lease early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	55	6,280	45	12,612,319	46
2013	28	3,916	28	7,144,600	26
2014	23	1,958	14	6,934,608	25
2015 and subsequent years	4	1,757	13	1,014,451	3

Total	110	13,911	100	27,705,978	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 84-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,741 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four movie theatres with 1,381 seats and a food court of 13 restaurants.

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The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 432.3 million that represent annual sales per square meter of approximately Ps. 36,822.2. Revenues from leases increased from approximately Ps. 37.3 million for the fiscal year ended June 30, 2010, to Ps. 45.1 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 264.5 in 2010 and Ps. 320 in 2011.

As of June 30, 2011, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2011 and approximately 22.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great shop of clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men’s clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5

Total		2,414.3	20.6

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,130.5	60.7
Entertainment	1,616.2	13.8
Miscellaneous	1,793.8	15.3
Restaurant	907.4	7.7
Home & Houseware	219.6	1.9
Services	73.3	0.6

Total	11,740.8	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

ALTO PALERMO S.A. (APSA)

Annual Report

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	20,110.3	23,058.5	26,618.4
Percentage rent (1)	2,641.3	4,762.3	7,331.2
Total rent	22,751.6	27,820.8	33,949.5
Revenues from admission rights (2)	5,186.2	5,322.4	5,829.4
Management fees	960.0	1,140.0	1,353.0
Parking	2,547.7	2,900.7	3,913.4
Other	91.5	70.0	39.6

Total	31,537.0	37,253.9	45,084.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	40	6,398	54	11,916,204	48
2013	25	2,051	17	7,364,766	29
2014	15	2,310	20	4,064,417	16
2015 and subsequent years	4	982	7	1,648,305	7

Total	84	11,741	100	24,993,691	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 92-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,001 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. The aggregate amount disbursed amounted to US$ 4.0 million as of October 2000. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount

ALTO PALERMO S.A. (APSA)

Annual Report

outstanding under this loan as of June 30, 2009 was Ps 3.4 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 381.2 million, which represents annual sales per square meter of approximately Ps. 20,060.8. Revenues from leases increased from approximately Ps. 13.7 million for the fiscal year ended June 30, 2010, to Ps. 19.3 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps.60.5 in 2010 and Ps. 84.6 in 2011.

As of June 30, 2011, the occupancy rate in Alto Noa was 100%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 50% of its gross leasable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% Gross Leaseable Area (%)
Supermercado Norte	Supermarket	3,080.5	16.2
Cines Noa	Cinema	3,808.4	20
Y.P.F.	Other	1,812.5	9.5
Boulevard Casino	Gaming	519.6	2.7
Frávega	Houseware	286.3	1.5

Total		9,507.3	50

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	6,170.0	32.5
Miscellaneous	6,051.1	31.8
Clothes and footwear	3,632.4	19.1
Home & Houseware	1,526.6	8
Restaurant	1,193.1	6.3
Services	428.5	2.3

Total	19,001.3	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

ALTO PALERMO S.A. (APSA)

Annual Report

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	7,065.4	8,461.6	10,736.2
Percentage rent (1)	2,655.1	3,968.2	6,782.7
Total rent	9,720.5	12,429.8	17,518.9
Revenues from admission rights (2)	912.8	1,069.6	1,441.5
Management fees	144.0	144.0	153.0
Other	87.5	57.5	181.0

Total	10,864.8	13,700.9	19,294.4

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	51	8,564	45	4,184,647	45
2013	24	6,946	37	2,964,383	32
2014	14	1,331	7	1,816,320	20
2015 and subsequent years	3	2,160	11	299,568	3

Total	92	19,001	100	9,264,918	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2010 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 40,659 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, a Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2011, shopping center visitors generated total retail sales in nominal value of approximately Ps. 733.4 million, which represents annual sales per square meter of approximately Ps. 18,037. Revenues from leases increased from approximately Ps. 27.2 million for the fiscal year ended June 30, 2010 to Ps. 36.5 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 55.8 in 2010 and Ps. 74.7 in 2011.

As of June 30, 2011, the occupancy rate was 95.2%.

ALTO PALERMO S.A. (APSA)

Annual Report

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leasable area as of June 30, 2011 and approximately 34.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor store	8,563.0	21.1
Super Vea Plaza	Supermarket	4,498.0	11.1
Cines Mp	Cinema	3,658.9	9.0
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.2

Total		18,003.2	44.3

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	9,501.5	23.4
Clothes and footwear	9,221.1	22.7
Anchor Store	8,563.0	21.1
Miscellaneous	6,325.2	15.6
Restaurant	3,104.3	7.6
Home & Houseware	3,059.1	7.5
Services	885.0	2.2

Total	40,659.1	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	14,122.9	15,091.7	18,428.5
Percentage rent (1)	8,221.3	9,014.2	14,044.2
Total rent	22,344.2	24,105.9	32,472.8
Revenues from admission rights (2)	2,196.4	2,376.3	2,611.5
Management fees	611.3	669.2	894.2
Other	326.0	54.7	490.6

Total	25,477.9	27,206.1	36,469.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	58	10,818	27	4,909,214	29
2013	46	5,713	14	4,048,173	24
2014	39	7,928	19	5,195,104	31
2015 and subsequent years	7	16,199	40	2,508,213	14

Total	150	40,658	100	16,660,704	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,646 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 610.9 million, which represents annual sales per square meter of approximately Ps. 21,326.8. Revenues from leases increased from approximately Ps. 30.8 million for the fiscal year ended June 30, 2010, to Ps. 42.7 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 89.6 in 2010 and Ps. 124.3 in 2011.

As of June 30, 2011, the occupancy rate in Alto Rosario was 95%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of its gross leasable area as of June 30, 2011 and approximately 17.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Rosario	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Frávega	Houseware	386.5	1.3
Compumundo	Houseware	232.5	0.8

Total		10,622.0	37.1

33

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,605.9	37.0
Entertainment	9,889.4	34.5
Home & Houseware	3,037.4	10.6
Restaurant	2,107.3	7.4
Miscellaneous	1,816.5	6.3
Services	1,189.8	4.2

Total	28,646.2	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	13,778.4	16,407.2	19,972.3
Percentage rent (1)	7,992.2	10,599.2	18,609.3
Total rent	21,770.6	27,006.4	38,581.6
Revenues from admission rights (2)	1,770.8	3,019.0	3,283.3
Management fees	525.0	570.0	605.6
Other	74.4	225.1	243.4

Total	24,140.8	30,820.5	42,713.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	66	8,224	29	6,757,013	38
2013	39	5,673	20	5,241,338	30
2014	27	3,396	12	3,214,773	18
2015 and subsequent years	13	11,354	39	2,374,554	14

Total	145	28,647	100	17,587,678	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

34

ALTO PALERMO S.A. (APSA)

Annual Report

Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 15,174 square meters of gross leasable area. Córdoba Shopping has 108 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 244.2 million, which represents annual sales per square meter of approximately Ps. 16,092.4. Revenues from leases increased for Ps. 13.6 million for the fiscal year ended June 30, 2010 to Ps. 19.2 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 72.2 in 2010 and Ps. 105.3 in 2011.

As of June 30, 2010, the occupancy rate was 98.1%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.3% of its gross leasable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Cba	Cinema	5,442.5	35.9
Garbarino	Houseware	497.0	3.3
Mc Donald’s	Food	230.2	1.5
Rapsodia	Clothes and footwear	129.9	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.8

Total		6,416.0	42.3

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	5,827.4	38.4
Entertainment	5,842.0	38.5
Restaurant	962.6	6.3
Miscellaneous	1,139.6	7.5
Services	521.4	3.4
Home & Houseware	881.2	5.8

Total	15,174.2	100.0

35

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	6,969.6	7,681.6	9,903.8
Percentage rent (1)	2,616.6	4,121.4	7,003.3
Total rent	9,586.2	11,803.0	16,907.2
Revenues from admission rights (2)	1,073.7	1,115.3	1,457.4
Management fees	478.5	526.1	666.3
Other	118.1	110.2	136.4

Total	11,256.5	13,554.6	19,167.3

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Córdoba Shopping

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	35	2,804	18	2,204,000	24
2013	23	1,899	13	1,795,790	20
2014	40	3,159	21	3,799,456	42
2015 and subsequent years	10	7,312	48	1,276,243	14

Total	108	15,174	100	9,075,489	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Dot Baires Shopping

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 constitute Gross Leasable Area, comprising 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2011, we have an 80% ownership interest in Panamerican Mall S.A.

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For the fiscal year ended on June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 985.7 million, which represent annual sales for approximately Ps. 19,901.5 per square meter. Revenues from leases increased from approximately Ps. 64.4 million for the fiscal year ended June 30, 2010, to Ps. 76.6 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps. 107.8 in 2010 and Ps. 128.8 in 2011.

As of June 30, 2011, the occupancy rate in Alto Palermo was 99.7%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Walmart	Supermarket	12,600.0	25.4
Falabella	Anchor Store	8,086.7	16.3
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Frávega	Houseware	675.4	1.4
Garbarino	Houseware	472.5	1.0

Total		23,013.5	46.5

Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Miscellaneous	15,098.2	30.5
Clothes and footwear	12,833.0	25.9
Anchor Store	8,086.7	16.3
Entertainment	7,135.0	14.4
Services	2,138.0	4.3
Home & Houseware	2,144.1	4.3
Restaurant	2,091.6	4.2

Total	49,526.6	100.0

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Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	5,298.5	42,309.4	46,850.6
Percentage rent (1)	1,335.4	8,524.3	15,373.9
Total rent	6,633.9	50,833.7	62,224.5
Revenues from admission rights (2)	1,296.4	8,265.9	7,455.1
Management fees	200.0	1,200.0	1,200.0
Other	—	3,845.4	5,440.9
Parking	379.5	233.6	232.6

Total	8,509.8	64,378.6	76,553.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	46	13,096	26	13,992,585	31
2013	75	8,210	17	16,966,744	37
2014	26	5,604	11	7,138,089	16
2015 and subsequent years	8	22,617	46	7,223,995	16

Total	155	49,527	100	45,321,413	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Soleil Factory Shopping

In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related party, for the acquisition of Soleil Factory for an amount of US$ 20.7 million, US$ 7.1 million of which have been paid.

On July 1, 2010, we executed the deed for partial conveyance of title of the going concern with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started operating on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to

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INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises; as from such date, the balance of US$ 13.6 million accrues interest at an annual rate of 5%.

On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction.

Soleil Factory is a shopping center that is under administration from 2010. It has one floor extending over a surface area of 48,313 square meters, 14,091 square meters of which constitute Gross Leasable Area, and we have authorization to build 9,679 additional square meters. It comprises 74 retail stores and parking spaces for 2,335 vehicles.

Soleil Factory is located in San Isidro, Province of Buenos Aires. It was inaugurated in Argentina more than 25 years ago, and we are turning it into a premium-brand outlet.

For the fiscal year ended on June 30, 2011, visitors to the shopping center generated nominal retail sales totaling approximately Ps. 204.1 million, representing average sales for the period of approximately Ps. 14,483.2 per square meter. Revenues from leases were approximately Ps. 14.2 million for the fiscal year ended June 30, 2011, representing monthly revenues per gross leasable square meter of Ps. 84.

As of June 30, 2011, its occupancy rate was 87.8%.

Five largest tenants of Soleil Factory Shopping

Soleil Factory’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 41.9% of its gross leasable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil Factory’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cinemark	Cinema	4,483.2	31.8
Cheeky	Babies and kids	469.3	3.3
Stock Center	Sports clothes and footwear	431.3	3.1
Dexter Outlet	Sports clothes and footwear	366.6	2.6
Mc Donald’s	Food	152.0	1.1

Total		5,902.4	41.9

Tenant mix of Soleil Factory Shopping

The following table sets forth the tenants by types of business in Soleil Factory Shopping:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	6,494.2	46.1
Entertainment	5,371.2	38.1
Miscellaneous	999.4	7.1
Restaurant	813.7	5.8
Services	338.0	2.4
Home & houseware	74.0	0.5

Total	14,090.5	100.0

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Revenues from Soleil Factory Shopping

The following table sets forth certain information relating to the revenues of Soleil Factory Shopping during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	—	—	8,230.3
Percentage rent (1)	—	—	5,043.7
Total rent	—	—	13,274.1
Revenues from admission rights (2)	—	—	931.9
Management fees	—	—	—
Parking	—	—	—
Other	—	—	—

Total	—	—	14,206.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Soleil Factory Shopping

The following table shows a schedule of lease expirations for Soleil Factory Shopping during the periods indicated for existing leases as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	39	5,747	41	2,217,974	32
2013	3	269	2	318,000	5
2014	16	1,608	11	1,980,000	29
2015 and subsequent years	16	6,467	46	2,418,300	34

Total	74	14,091	100	6,934,274	100

(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of APSA, developed an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2011, this building was in operating conditions and rented, which marks the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

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On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, it started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 square meters located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

As of June 30, 2011, the portion anticipated for the construction of a Hypermarket had been sold to a subsidiary of COTO.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. Alto Palermo is the owner of an air space of about 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the city of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. During fiscal year 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any,

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ALTO PALERMO S.A. (APSA)

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Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million. As of June 30, 2011, it had been transferred to APSA for its subsequent development.

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 84% and the works are expected to conclude during the first half of 2012.

As of June 30, 2011, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, June and August 2011, a fourth one to be collected in November 2011 and the fifth one to be collected in February 2012 for US$ 0.513 million, on which date the title deed will be executed); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in June 2011.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2011, the project had been completed and 2 apartments with parking spaces had been sold, with 13 apartments and 13 parking spaces being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room,

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sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

As of June 30, 2011 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces were available for sale.

Beruti lot. During June 2008, APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center. As of June 30, 2011, the lot was sold to TGLT, as consideration for the sale, APSA received US$ 10,700,000, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170% of the business parking spaces located in the first and second underground levels. Delivery is expected to take place in November 2013. As security for the transaction, TGLT delivered to APSA a performance bond for US$ 4,000,000 and a first-degree mortgage in the name of APSA for US$ 8,143,231, over the lot.

Paraná Plot. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July, the sum of US$ 0.05 million was paid as advance payment and as consideration for the promise of not selling the property until November 27, 2009.

Recent Events

La Ribera Shopping – Santa Fe. APSA Centros Comerciales acquired 50% of Nuevo Puerto Santa Fe S.A.’s shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, located at Dique I of the Santa Fe City’s Port. As it is a building under a concession agreement, the purchase of shares of Nuevo Puerto Santa Fe S.A. was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. The execution date of the documents was 06/15/2011 and the final execution including the referred approval occurred during August 2011.

Competition

Shopping centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

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Annual Report

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,463	175	2.54%	2.93%
	Alto Palermo Shopping	CABA	18,701	144	1.15%	2.41%
	Buenos Aires Design(3)	CABA	13,786	62	0.84%	1.04%
	Dot Baires Shopping	CABA	49,526	153	3.03%	2.56%
	Paseo Alcorta(4)	CABA	52,466	112	3.21%	1.87%
	Patio Bullrich	CABA	11,742	83	0.72%	1.39%
	Córdoba Shopping(4)	Córdoba	22,185	105	1.36%	1.76%
	Alto Avellaneda(4)	GBA	67,543	145	4.14%	2.42%
	Soleil	GBA	14,033	74	0.86%	1.24%
	Mendoza Plaza Shopping(4)	Mendoza	40,659	150	2.49%	2.51%
	Alto Rosario(4)	Rosario	40,909	146	2.51%	2.44%
	Alto Noa(4)	Salta	19,001	92	1.16%	1.54%
	Subtotal		392,014	1,441	24.01%	24.11%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.98%	0.60%
	Portal de Madryn	Chubut	4,100	26	0.25%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.93%	1.52%
	Factory Quilmes(4)	GBA	40,405	47	2.48%	0.79%
	Factory San Martín(4)	GBA	35,672	31	2.19%	0.52%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.12%	2.19%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.93%	0.35%
	Portal de Escobar(4)	GBA	31,995	31	1.96%	0.52%
	Portal Lomas(4)	GBA	32,883	50	2.01%	0.84%
	Unicenter Shopping(4)	GBA	94,279	287	5.78%	4.80%
	Portal de los Andes(4)	Mendoza	33,154	45	2.03%	0.75%
	Portal de la Patagonia(4)	Neuquén	33,468	94	2.05%	1.57%
	Portal de Rosario(4)	Rosario	66,361	182	4.07%	3.04%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.31%	1.57%
	Portal de Trelew (4)	Chubut	21,812	69	1.34%	1.15%
	Subtotal		586,290	1,381	35.95%	23.08%
Other Operators
Subtotal			653,944	3,158	40.07%	52.80%
Total			1,632,248	5,980	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.684%.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source:	Argentine Chamber of Shopping Centers.

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Annual Report

Corporate service agreements entered into with IRSA and Cresud

In view of the fact that the Company, Cresud and IRSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing the individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between our Company, IRSA and Cresud, which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009, and July 11, 2011.

The Framework Agreement for the Exchange of Corporate Services among us, Cresud and IRSA currently involves the following areas in the exchange of services: Human Resources; Finance; Institutional Relations; Administration and Control; Insurance; Security; Messenger Services; Contracts; Technical, Infrastructure and Services; Purchases, Architecture and Design and Development and Works; Audit; Control; Real Estate, Hotels and Tourism; Board of Directors’ positions to be distributed; General Management’s positions to be distributed; and Board of Directors Security.

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties to the Framework Agreement for the Exchange of Corporate Services on behalf of the other party or parties, invoiced by each party, and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this Framework Agreement for the Exchange of Corporate Services, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010, we entered into a new amendment to the Framework Agreement for the Exchange of Corporate Services with IRSA and Cresud in order to make simple the issues arising from the consolidation of the financial statements as a result of Cresud’s increased interest in IRSA. In this sense, our Board of Directors has deemed convenient and advisable for such purpose to unify Cresud and transfer our as well as IRSA’s employment agreements to Cresud. Effective as from January 1, 2010, labor costs of those employees were transferred to Cresud’s liquidation, which services will continue to be distributed with us and IRSA in accordance with the Framework Agreement for the Exchange of Corporate Services.

Looking forward, and as a continuation of the policy of generating a streamlined distribution of corporate resources amongst the various areas, this Framework Agreement for the Exchange of Corporate Services could be extended to other areas that the Company shares with IRSA and Cresud.

It should be noted that, notwithstanding this procedure, the Company, as well as IRSA and Cresud maintain total independence in our strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for each company. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Framework Agreement for the Exchange of Corporate Services in accordance with Technical Resolution No. 21 of the FACPCE. Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of our company, Cedric Bridger shall represent IRSA, and Daniel E. Mellicovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

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7. Financial Summary

Our total consolidated debt outstanding as of June 30, 2011 amounted to Ps. 737.1 million, 87.4% of this total was denominated in US Dollars and the remaining 12.6% was denominated in Pesos.

The following table presents certain information about our indebtedness as of June 30, 2011 with a breakdown of its main components:

	Debt as of June 30, 2011
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands of Ps.)
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	US$	5,864	—	130,515	—	—	136,379	10%
Series I Notes (1)(2)	US$	4,946	—	—	—	452,100	457,046	7.88%
Series II Notes (1)(2)	Ps.	39,996	—	—	—	—	39,996	11%
Fees and expenses in connection with the issuance of debt to accrue	Ps.	-483	—	-910	—	-1,327	-2,720	—
Companies under Section 33 of Law No. 19,550 and other related parties	US$	2,345	—	—	—	—	2,345	4%
Bank overdrafts	Ps.	54,837	—	—	—	—	54,837	11.03%
Interest on bank loans	Ps.	496	—	—	—	—	496	—

Total bank and financial loans		108,001	—	129,605	—	450,773	688,379

Debt on the acquisition of Soleil Factory goodwill	US$	4,714	—	—	—	35,125	39,839	5%

Total debt financed by seller		4,714	—	—	—	35,125	39,839

Total debt		112,715	—	129,605	—	485,898	728,218

(1)	Includes interest
(2)	Net of repurchased notes

10% Convertible Notes due 2014. On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During the fiscal years 2006, 2005, 2004 and 2003 the holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; therefore, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2011 the outstanding balance of our Convertible Notes was US$ 31.7 million. If all the noteholders exercise their conversion rights, our common shares would increase from 1.259.6 million to 2,239.7 million.

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On May 26, 2011, a repurchase offer was approved at the Shareholders’ Meeting in the amount of USD 36.1 million in connection with our outstanding Convertible Notes. In addition, at the Meeting held on such date, IRSA’s shareholders approved the sale of such Convertible Notes, which would be conditional on the consummation of our global offer for the issuance of new shares. The Convertible Notes held by IRSA represent 99.95% of the outstanding amount thereof. Our Audit Committee considered that the terms of our repurchase proposal in connection with the Convertible Notes are reasonable and we obtained third party opinions supporting the reasonability of the repurchase price offered.

Series I and Series II Notes. On May 11, 2007, we issued two new Series of Notes totaling US$170 million within the framework of the Global Note Program for a principal amount of US$ 200 million.

Series I corresponds to the issue of US$120 million Notes due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) Notes due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009.

Purchase of Alto Palermo Series 1 Notes. During fiscal 2009 we bought US$ 5.0 million in nominal value of our Series I fixed interest rate Notes due June 2017 issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 2 million. During fiscal year 2011, we purchased our Series 1 fixed interest rate Notes due June 2017 in an amount equivalent to USD 5.0 million (nominal value). In this case, the price was USD 1.0201 for a total of USD 5.1 million. As of June 30, 2011, our holdings of Series 1 Notes amounts to US$ 10 million in nominal value.

Purchase of Alto Palermo Series 2 Notes. During fiscal 2009 US$ 3 million in nominal value of our Series II fixed interest rate Notes due June 2012 (Argentine Peso-Linked Note) were bought. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million. There have been no purchases of these notes during fiscal year 2011. As of 2011 fiscal year-end, our holdings in portfolio of our Series 2 Notes was US$ 4.8 million in nominal value.

Alto Palermo’s Series III and Series IV Notes. On November 13, 2009, we issued two new series of Notes under our US$ 200,000,000 Global Note Program.

On May 12, 2011, Series III Notes, which consisted of notes for a principal amount of Ps. 55.8 million, were repaid. Such Notes accrued interest at the BADLAR Private interest rate plus 3% payable every three months. On May 12, the principal amount of Series IV Notes, which consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), was also repaid. Such Notes accrued interest in US dollars upon the nominal amount at a fixed interest rate of 6.75% per annum payable on a three-month basis, due in a single installment on May 12, 2011.

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The following are some of the Company’s most important financial ratios:

	06/30/2011	06/30/2010	Variation	Difference (%)
EBITDA (1)	589,102	438,683	150,419	34.29%
EBITDA per share	0.00047	0.00056	-0.00009	-16.62%
EBITDA per share - Fully Diluted	0.00023	0.00017	0.00007	41.29%
EBITDA Leases and services	515,695	376,190	139,505	37.08%
EBITDA Consumer Financing	20,800	60,591	-39,791	-65.67%
EBITDA Other	52,607	1,902	50,705	2665.88%
Financial Indebtedness (2)	673,465	866,736	-193,271	-22.30%
Shares outstanding	1,259,608,411	782,064,214	477,544,197	61.06%
Quantity of shares - Fully Diluted	2,507,917,195	2,638,594,300	-130,677,105	-4.95%
Share price	0.0235	0.0092	0.0143	155.43%
Market capitalization	29,600,798	7,194,991	22,405,807	311.41%
Market capitalization - Fully Diluted	58,936,054	24,275,068	34,660,987	142.78%
Net Firm Value (3)	30,099,315	7,871,995	22,227,320	282.36%
Net Firm Value - Fully Diluted	59,434,571	24,952,072	34,482,500	138.19%
Financial debt / Net Firm Value	0.02	0.11	-0.09	-79.68%
FFO (4)	365,513	245,662	119,851	48.79%
FFO per share	0.00029	0.00314	-0.0028	-90.76%
Profit of the year	260,578	119,102	141,476	118.79%

(1)	Operating income/(loss) plus Fixed assets’ depreciation and Intangibles’ amortization. The EBITDA indicator is not deemed to be a generally accepted accounting measurement and thus it should not be used as a measure of financial or operating performance.
(2)	Financial Indebtedness net of accrued interest, bank overdrafts and expenses incurred to issue the notes to be accrued (includes financial debts with investees under Section 33 of Law No. 19,550).
(3)	Shares outstanding at their quoted price at the end of each fiscal year, plus financial indebtedness less cash and banks and current investments.
(4)	Funds from operations calculated as Income/(loss) for the year before Other income and expenses, payment of expenses incurred to issue the notes, depreciations and amortizations. FFO is not considered to be a generally accepted accounting measure and therefore, it should not be used as a measure of financial or operating performance.

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8- Management Discussion and Analysis of the Company’s Results of Operations and Financial Resources

Revenues

Our net revenues rose by 9.1%, up from Ps. 784.9 million during the fiscal year ended on June 30, 2010 to Ps. 856.5 million during the fiscal year ended June 30, 2011. This variation was mainly attributable to: (i) a Ps. 158.6 million increase in the revenues of our Leases and services segment and (ii) a Ps. 109.8 million increase in the revenues of our Other segment, arising mainly from the swap of the Beruti plot and the sale of two parcels of the Rosario plot and a parcel of the Neuquén plot, partially offset by (iii) a Ps 196.7 million decrease in the revenues of our Consumer Financing segment, as a result of the sale of 80% of the shares of Tarshop S.A.

Leases and services. Our revenues from Leases and services rose by 30.6%, up from Ps. 518.5 million during the fiscal year ended on June 30, 2010 to Ps. 677.1 million during the fiscal year ended June 30, 2011. The reasons for this increase are to be found mainly in a Ps. 128.5 million increase in the revenues from leases and admission rights which in turn arise from: (i) a 34.4 % increase in the total sales of our lessees, up from Ps. 5,778.2 million in the fiscal year ended on June 30, 2010 to Ps. 7,766.3 million in the fiscal year ended on June 30, 2011, which in turn yielded higher percentage leases and (ii) an increase in the average price per square meter.

Consumer Financing. The revenues from our Consumer Financing segment had a 74.1% decrease, from Ps. 265.3 million during the fiscal year ended on June 30, 2010 to Ps. 68.6 million during the fiscal year ended on June 30, 2011, as a result of the sale of 80% of the shares of Tarshop S.A.

Other. The revenues from our Other segment had a Ps. 109.8 increase from Ps. 1.2 million during the fiscal year ended on June 30, 2010 to Ps. 111 million during the fiscal year ended on June 30, 2011, mainly by reason of the swap of the Beruti plot and the sale of two parcels of the Rosario plot and one parcel of the Neuquén plot.

Revenues	Revenues for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	677.1	518.5
Consumer Financing	68.6	265.3
Other	111.0	1.2
Eliminations	-0.2	-0.1

Total revenues	856.5	784.9

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Costs

Total costs experienced a slight decrease of 0.4% from Ps. Ps. 258.8 million during the fiscal year ended on June 30, 2010 to Ps. 257.8 million during the fiscal year ended on June 30, 2011. This was mainly due to: (i) a Ps. 79.5 million decrease in the costs of our Consumer Financing segment, partially offset by (i) a Ps. 69.7 million increase in the costs of our Other segment and (ii) a Ps. 6.5 million increase in the Leases and services segment. Total costs as a percentage of total revenues shrank from 33.0 % during the fiscal year ended on June 30, 2010 to 30.1% during the fiscal year ended on June 30, 2011, on account of a percentage decrease in total costs against the increase in total revenues in this fiscal year.

Leases and services. The cost of Leases and services rose by 4.1%, up from Ps. Ps. 158.6 million during the fiscal year ended on June 30, 2010 to Ps. 165.1 million during the fiscal year ended June 30, 2011. This increase was mainly attributable to: (i) a Ps. 4.0 million increase in amortizations and depreciations; (ii) a Ps. 1.6 million increase in the costs associated to non-recovered common maintenance expenses; (iii) a Ps. 1.3 million increase in losses, costs and judicial expenses; and (iv) the cost of available units of Ps. 1.2 million, partially offset by (v) a Ps. 1.5 million decrease in parking lot costs. The cost of our Leases and services segment measured as a percentage of the segment’s revenues shrank from 30.6% in the fiscal year ended on June 30, 2010 to 24.4 % during the fiscal year ended on June 30, 2011, on account of a further increase in the revenues of this segment, which had been 30.6%, compared to the 4.1% increase in costs in this fiscal year.

Consumer Financing. The cost of our Consumer Financing segment shrank by 77.2%, down from Ps. 103.0 million during the fiscal year ended on June 30, 2010 to Ps. 23.5 million during the fiscal year ended on June 30, 2011. The reason for this decrease is to be mainly found in the sale of 80% of the shares of Tarshop S.A.

Other. The cost of our Other segment experienced a Ps. 69.7 million increase, from Ps. 0.3 million during the fiscal year ended on June 30, 2010 to Ps. 70.0 million during the fiscal year ended on June 30, 2011, on account of the swap of the Beruti plot and the sale of two parcels of the Rosario plot and one parcel of the Neuquén plot.

Costs	Costs for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	-165.1	-158.6
Consumer Financing	-23.5	-103.0
Other	-70.0	-0.3
Eliminations	0.8	3.1

Total costs	-257.8	-258.8

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Gross profit

As a consequence of all the above-mentioned factors, our gross profit rose by 13.8% up from Ps. 526.0 million during the fiscal year ended on June 30, 2010 to Ps. 598.7 million during the fiscal year ended on June 30, 2011. Gross profit as a percentage of total revenues rose from 67.0 % in the fiscal year ended on June 30, 2010 to 69.9% during the fiscal year ended on June 30, 2011, mainly owing to the increase in the gross margins of our Leases and services and Other segments, partially offset by a decrease in the gross margin of our Consumer Financing segment.

Leases and services. The gross profit of Leases and services rose by 42.3 % up from Ps. 359.9 million for the fiscal year ended on June 30, 2010 to Ps. 512.1 million during the fiscal year ended on June 30, 2011, mainly as a result of a 34.4 % increase in the total sales of our lessees, which rose from 5,778.2 million in the fiscal year ended on June 30, 2010 to Ps. 7,766.3 million in the fiscal year ended on June 30, 2011, which resulted in higher percentage leases. The gross profit in the Leases and services segment as a percentage of revenues for this segment increased from 69.4 % during the fiscal year ended on June 30, 2010 to 75.6% during the fiscal year ended on June 30, 2011, mainly as a result of a 30.6 % increase in the revenues of this segment against the 4.1 % increase in costs in this fiscal year.

Consumer Financing. The gross profit of our Consumer Financing segment shrank by 72.2%, from Ps. 162.4 million during the fiscal year ended on June 30, 2010 to Ps. 45.1 million during the fiscal year ended on June 30, 2011. The gross profit of the Consumer Financing segment as a percentage of this segment’s revenues rose from 61.2 % during the fiscal year ended on June 30, 2010 to 65.7% during the fiscal year ended on June 30, 2011. This variation was mainly attributable to a decrease in the costs of this segment as a result of the sale of 80% of the shares of Tarshop S.A.

Other. The gross profit of our Other segment experienced a Ps. 40.1 million increase from Ps. 0.8 million during the fiscal year ended on June 30, 2010 to Ps. 40.9 million during the fiscal year ended on June 30, 2011.

Gross profit	Gross profit for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	512.1	359.9
Consumer Financing	45.1	162.4
Other	40.9	0.8
Eliminations	0.6	2.9

Total gross profit	598.7	526.0

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Selling expenses

Selling expenses shrank by 58.0%, from Ps. 162.7 million during the fiscal year ended on June 30, 2010 to Ps. 68.4 million during the fiscal year ended on June 30, 2011, mainly on account of a Ps. 100.5 million decline in the expenses of our Consumer Financing segment, partly offset by a Ps. 3.1 million increase in the expenses associated to our Leases and services segment and a Ps. 3.1 million in the expenses of our Other segment. Total selling expenses as a percentage of total revenues, went down from 20.7 % during the fiscal year ended on June 30, 2010 to 8.0% during the fiscal year ended on June 30, 2011, on account of a 58.0 % decline in selling expenses compared to the 9.1 % increase in revenues in this fiscal year.

Leases and services. The selling expenses of the Leases and services segment rose by 8.4%, up from Ps. 37.1 million during the fiscal year ended on June 30, 2010 to Ps. 40.2 million during the fiscal year ended on June 30, 2011, on account of: (i) a Ps. 4.7 million increase in turnover tax charges and (ii) a Ps. 2.0 million increase in the expenses associated to salaries and social security contributions, partially offset by (iii) a Ps. 2.6 million decrease in the expenses associated to courses, exhibitions and events and (iv) a Ps. 2.5 million decrease in bad debts during this fiscal year. The Selling expenses as a percentage of the Leases and services segment shrank from 7.2 % during the fiscal year ended on June 30, 2010 to 5.9% during the fiscal year ended on June 30, 2011.

Consumer Financing. The selling expenses of the Consumer Financing segment declined by 80.0%, down from Ps. 125.6 million during the fiscal year ended on June 30, 2010 to Ps. 25.1 million during the fiscal year ended on June 30, 2011, mainly by reason of: (i) a Ps. 22.1 million decrease in turnover taxes; (ii) a Ps. 19.4 million decrease in the salaries and social security contributions charges ; (iii) a Ps. 15.1 million decrease in the services fees charges; (iv) a Ps. 14.5 million decrease in advertising expenses, and (v) a Ps. 13.8 million decrease in loan loss charges during this fiscal year. The selling expenses of the Consumer Financing segment, as a percentage of this segment’s revenues, shrank from 47.3 % during the fiscal year ended on June 30, 2010 to 36.6% during the fiscal year ended on June 30, 2011.

Other. The selling expenses of our Other segment experienced a Ps. 3.1 million increase, up from Ps. 0.0 million during the fiscal year ended June 30, 2010 to Ps. 3.1 million during the fiscal year ended June 30, 2011. This variation owes, mainly, to a Ps. 3.1 million increase in turnover taxes during this year.

Selling expenses	Selling expenses for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	-40.2	-37.1
Consumer Financing	-25.1	-125.6
Other	-3.1	-0.0
Eliminations	—	—

Total selling expenses	-68.4	-162.7

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ALTO PALERMO S.A. (APSA)

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Administrative expenses

Administrative expenses declined by 6.3%, from Ps. 81.4 million during the fiscal year ended on June 30, 2010 to Ps. 76.3 million during the fiscal year ended on June 30, 2011. The reasons for this decrease are to be found mainly in: (i) a Ps. 18.2 million decrease in the expenses of our Consumer Financing segment, partially offset by (ii) a Ps. 13.0 million increase in the expenses of our Leases and services segment. Total administrative expenses as a percentage of total revenues declined from 10.4 % during the fiscal year ended on June 30, 2010 to 8.9% during the fiscal year ended on June 30, 2011.

Leases and services. The Administrative expenses of the Leases and services segment rose by 23.2%, up from Ps. 56.1 million during the fiscal year ended on June 30, 2010 to Ps. 69.1 million during the fiscal year ended on June 30, 2011, on account of: (i) a Ps. 7.8 million increase in directors’ fees; (ii) a Ps. 2.0 million increase in salaries and social security contributions; (iii) a Ps. 1.5 million increase in the expenses associated to taxes, rates and contributions and, (iv) a Ps. 1.5 million increase in fees for services. The Administrative expenses of the Leases and services segment, as a percentage of this segment’s revenues, declined slightly from 10.8 % during the fiscal year ended on June 30, 2010 to 10.2% during the fiscal year ended on June 30, 2011.

Consumer Financing. The Administrative expenses of the Consumer Financing segment declined by 72.2%, from 25.2 million during the fiscal year ended on June 30, 2010 to Ps. 7.0 million during the fiscal year ended on June 30, 2011. This was mainly due to: (i) a Ps. 8.9 million decrease in salaries and social security contributions (ii) a Ps. 5.2 million decrease in taxes, rates and contributions and (iii) a Ps. 2.4 million decrease in services’ fees of . The Administrative expenses of the Consumer Financing segment as a percentage of this segment’s revenues rose from 9.5 % during the fiscal year ended on June 30, 2010 to 10.2% during the fiscal year ended on June 30, 2011.

Other. The Administrative expenses in the Other segment did not exhibit significant variations.

Administrative expenses	Administrative expenses for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	-69.1	-56.1
Consumer Financing	-7.0	-25.2
Other	-0.2	-0.1
Eliminations	—	—

Total Administrative expenses	-76.3	-81.4

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Income/(loss) from recognition of inventories at net realizable value

The income/(loss) due to the recognition of inventories at net realizable value experienced a Ps. 13.8 million increase, from Ps. 1.2 million in income during the fiscal year ended June 30, 2010 to Ps. 15.0 million in income during the fiscal year ended on June 30, 2011. The reason for such increase is to be found, mainly, in the recognition of parcels 2B, 2C, 2D and 2F of the Rosario properties.

Income/(loss) from retained interest in securitized receivables

The Income/(loss) from retained interest in Consumer Financing’s securitized receivables decreased by Ps. 32.8 million, from Ps. 37.5 million in income during the fiscal year ended on June 30, 2010 to Ps. 4.7 million during the fiscal year ended on June 30, 2011, mainly as a result of the sale of 80% of the shares of Tarshop S.A.

Operating income

As a result of the factors described in the preceding paragraphs, the Operating income/(loss) rose by 47.8%, up from Ps. 320.5 million during the fiscal year ended on June 30, 2010 to Ps. 473.6 million during the fiscal year ended on June 30, 2011, mainly due to (i) a Ps. 136.1 million increase in the Operating income/(loss) of the Leases and services segment and (ii) a Ps. 50.7 million increase in our Other segment, both partly offset by a Ps. 31.3 million decrease in the Consumer Financing segment. The Operating income/(loss), as a percentage of total revenues, rose from 40.8 % during the fiscal year ended on June 30, 2010 to 55.3% during the fiscal year ended on June 30, 2011, mainly on account of the effect of the increase in the operating margin of our Leases and services and Other segments.

Leases and services. The Operating income/(loss) from our Leases and services segment rose by 51.1%, up from Ps. 266.6 million in income for the fiscal year ended on June 30, 2010 to Ps. 402.7 million in income during the fiscal year ended on June 30, 2011, mainly on account of the 30.6 % increase in the revenues from this segment, partly offset by a 4.1 % increase in direct operating costs, a 23.4 % increase in Administrative expenses, and a 8.4 % increase in Selling expenses. The Operating income/(loss) of the Leases and services segment, as a percentage of the segment’s revenues increased from 51.4 % during the fiscal year ended on June 30, 2010 to 59.5% during the fiscal year ended on June 30, 2011.

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Consumer Financing. The Operating income of the Consumer Financing segment declined by Ps. 63.9%, from Ps. 49.0 million in income during the fiscal year ended on June 30, 2010 to Ps. 17.7 million in income during the fiscal year ended on June 30, 2011. This variation was mainly due to the 74.1 % decrease in the revenues from this segment, the 77.2 % decrease in costs, the 80.0 % decrease in Selling expenses, and the 72.2% decrease in administrative expenses. The Operating income/(loss) of the Consumer Financing segment as a percentage of the segment’s revenues increased from 18.5% during the fiscal year ended on June 30, 2010 to 25.8% during the fiscal year ended on June 30, 2011.

Other. The Operating income/(loss) of our Other segment had an increase of Ps. 50.7 million, from Ps. 1.9 million in income during the fiscal year ended on June 30, 2010 to Ps. 52.6 million in income during the fiscal year ended on June 30, 2011.

Operating income/(loss)	Operating income/(loss) for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	402.7	266.6
Consumer Financing	17.7	49.0
Other	52.6	1.9
Eliminations	0.6	3.0

Total Operating income	473.6	320.5

Amortization of goodwill

The loss arising from Amortization of goodwill rose by 218.8%, up from Ps. 1.6 million in the fiscal year ended on June 30, 2010 to Ps. 1.9 million during the fiscal year ended on June 30, 2011. This result includes the amortizations of goodwill posted on the acquisitions of subsidiaries.

Financial and holding results, net

Financial and holding results, net, declined by Ps. 5.2 million, from a Ps. 112.3 million loss during the fiscal year ended on June 30, 2010 to a Ps. 107.1 million loss during the fiscal year ended on June 30, 2011.

The financial results generated by assets increased Ps. 6.9 million from Ps. 2.2 million in income during the fiscal year ended on June 30, 2010 to Ps. 9.1 million in income during the fiscal year ended on June 30, 2011, mainly due to: (i) a Ps. 12.4 million increase in Foreign exchange gains; (ii) a Ps. 3.2 million increase in interest on financial transactions and (iii) a Ps. 1.1 million increase in interest on assets discounts, partially offset in (iv) a Ps. 9.6 million decrease in holding results, and (v) a Ps. 1.3 million decrease in default interest .

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The financial results generated by liabilities increased by Ps. 1.7 million, from a Ps. 114.5 million loss during the fiscal year ended on June 30, 2010 to a Ps. 116.2 million loss during the fiscal year ended on June 30, 2011. This variation is mainly due to (i) a Ps. 7.5 million increase in the Foreign exchange gains/(losses) charge arising from the variation in the US Dollar offer rate throughout the fiscal year under analysis (it had a higher increase from 3.931 at June 30, 2010 to 4.11 at June 30, 2011), in stark contrast to the situation a year earlier when the US$/Ps. exchange rate had a lower variation (from 3.797 at June 30, 2009 to 3.931 at June 30, 2010); partly offset by (ii) a Ps. 2.6 million increase in the profit/(loss) from future transactions; (iii), a Ps. 2 million decrease in interest on tax debts; (iv) a Ps. 0.9 million decrease in financial expenses; and (v) a Ps. 0.3 million in income resulting from the repurchase of our own Notes.

Other income and expenses, net

The Other income and expenses, net line experienced a Ps. 11.6 million increase from Ps. 3.3 million loss during the fiscal year ended on June 30, 2010 to Ps. 8.3 million in income during the fiscal year ended on June 30, 2011. This result was mainly due to (i) a Ps. 12.9 million in income as a result of the sale of the client portfolio of Metroshop, partially offset by a Ps. 2.6 million increase in contingent legal proceedings.

Income before tax and minority interests

As a result of the factors described, Income before tax and minority interests rose by Ps. 182.6 million up from a Ps. 203.2 million in income during the fiscal year ended on June 30, 2010 to Ps. 385.8 million in income during the fiscal year ended on June 30, 2011.

Income tax

The Income tax charge rose by Ps. 39.0 million up from a Ps. 79.2 million loss during the fiscal year ended on June 30, 2010 to a Ps. 118.2 million loss during the fiscal year ended on June 30, 2011. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

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Minority interests in investees

The loss from Minority interests in investees rose by Ps. 2.2 million from a Ps. 4.9 million loss during the fiscal year ended on June 30, 2010 to a Ps. 7.1 million loss during the fiscal year ended on June 30, 2011. The increase is mainly due to the income posted during the fiscal year ended on June 30, 2011 by the companies in which we hold a majority stake.

Net income

As a result of the factors described above, the Income/(loss) for the year rose by Ps. 141.5 million from Ps. 119.1 million in income during the fiscal year ended on June 30, 2010 to Ps. 260.6 million in income during the fiscal year ended on June 30, 2011.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS)1. In conformity with the planned schedule, the Company has begun training its own accounting and tax area personnel and that of its subsidiaries and related companies. The company expects to complete the training in the next 2011 year. Besides, as expected, the Company is working on the process to prepare an initial diagnosis of the differences between standards.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

Corporate Governance

At ALTO PALERMO we firmly believe that we can best protect our shareholders by adopting and developing the best corporate governance practices to help us consolidate even further our positioning as a market leader in terms of transparency.

It is to that end that we permanently strive to incorporate all the international market trends into our practices and to abide by local and foreign legislation in corporate governance matters.

In this respect, please refer to Exhibit I to this Annual Report where we have included the Corporate Governance Report required by the Corporate Governance Code (hereinafter, the “Code”) contemplated in the provisions under General Resolution CNV 516/2007 of the Argentine Securities Commission (hereinafter, the “CNV”).

[1]

The International Organization of Securities Commissions (“IOSCO”) has recommended that the entities that sell their securities through public offering should adopt the IFRS as issued by the International Accounting Standards Board (“IASB”) in the preparation and presentation of their financial statements. Against this backdrop, the Argentine Securities Commission (“CNV”) General Resolution No. 562 imposed on the companies subject to its oversight a duty to adopt the IFRS as they foster consistency in financial statement preparation and help attract foreign and local investors.

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9- Directors and Senior Management

Board of Directors

The administration and management of the Company rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and the same or a lower numerical composition of alternate directors. The directors are elected by an absolute majority vote at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely. Alternate directors are summoned to act as directors in the case of absence, vacancy or demise until a new director is appointed.

On November 11, 2010, our Board of Directors approved the resignation of Andrés Olivos and José Said Saffie to their positions as Directors and of Guillermo Matta y Trejo and José D. Eluchands Urenda to their positions as alternate Directors. Consequently Gastón Lernoud and David A. Perednik were summoned to serve as directors.

As of the date hereof, our Board of Directors is formed by ten directors and six alternate directors.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in	Office held since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1994
Saúl Zang	12/30/1945	Vice-chairman	2009	2012	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2009	2012	2003
Daniel R. Elsztain	12/22/1972	Regular director	2009	2012	2004
Abraham Perelman	04/04/1941	Regular director	2009	2012	2003
Fernando A. Elsztain	01/04/1961	Regular director	2009	2012	1998
Leonardo F. Fernández	06/30/1967	Regular director	2009	2012	2007
Enrique Antonini	03/16/1950	Regular director	2009	2012	2007
Gastón Armando Lernoud	06/04/1968	Regular director	2010	2012	2010
David A. Perednik	11/15/1957	Regular director	2010	2012	2010
Juan M. Quintana	02/11/1966	Alternate director	2009	2012	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2012	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2012	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2012	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2012	2006
Gabriel A.G. Reznik	11/18/1958	Alternate director	2009	2012	2004

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The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud SACIF y A (“Cresud”), Consultores Assets Management S.A., Banco Hipotecario, Tarshop, BACS Banco de Crédito & Securitización and BrasilAgro—Companhia Brasileira de Propriedades Agrícolas, among other companies. He is also a member of the Board of Directors at Hersha Hospitality Trust, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud , chairman at Puerto Retiro S.A., vice chairman of Fibesa and Tarshop, and member of the Board of Directors of Banco Hipotecario, Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently chairman of Fibesa and Agrology S.A., vice-chairman of IRSA, Cresud, Nuevas Fronteras S.A. and Inversora Bolivar S.A., and a member of the Board of Directors of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, among others. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several companies in areas such as communications, electronics, aviation, farm technology, public services and art. He was also the chairman of ISREX Argentina S.A. He is currently a member of the Board of Directors of Guanaco Mining Co.

Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is one of the members of the board of directors of IRSA, Emprendimiento Recoleta and Hoteles Argentinos S.A, among other companies. Mr. Fernando A. Elsztain is the cousin of Eduardo S. Elsztain and Alejandro G. Elsztain.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an Alternate Director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has also served as a member of the board of directors of IRSA from 1993 to 2002. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) and the International Bar Association (Asociación Internacional de Abogados).

David A. Perednik. Mr. Perednik obtained a degree as a public accountant from University of Buenos Aires. He has worked for various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance manager from 1986 to 1997. Earlier he worked as a senior consultant in the administration and systems department of Deloitte & Touche from 1983 until 1986. He currently works as administrative manager of Cresud and IRSA.

Juan M. Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at the law firm Zang, Bergel & Viñes. In addition, he serves as an Alternate Director of Nuevas Fronteras S.A. and Emprendimiento Recoleta, among others.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate

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Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., and Banco Hipotecario.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Mr. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He also serves as an alternate director of Cresud.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a member of the board of directors of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his master in corporate law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associate at the Zang, Bergel & Viñes Law Firm until June 2002, when he joined Cresud as a Senior Manager.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

Employment Contracts With Our Directors

We do not have written contracts with our directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

•	designate managers and establish their duties and compensation;

•	grant and revoke powers on behalf of our company;

•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

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•	enter into contracts related to our company’s activity;

•	manage our company’s assets;

•	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and

•	engage in all the acts necessary to manage our company’s daily activities.

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

The Annual and Special Shareholders’ Meeting held on October 29, 2010 ratified the payment to our management of a bonus in the amount of up to 1% our stock capital. In addition, the shareholders at such Meeting delegated in the Board of Directors the power to decide on the creation, payment and time of payment of such bonus. Our Board of Directors has not yet expressed an opinion in connection therewith.

The following chart shows information about our current senior management, as appointed at the directors’ meeting held on December 26, 2004:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief General Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and attended post-graduate courses in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos) and at the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank N.A. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud, and he is a member of the board of directors of BrasilAgro—Companhia Brasileira de Propriedades Agrícolas, and an Alternate Director of Banco Hipotecario.

Rolando Argenti. Mr. Argenti obtained a degree in political sciences (MD) and attended a master course in strategic administration at the Universidad Argentina de la Empresa. He has over 20 years of experience in strategic marketing & sales. He formerly worked as marketing and sales vicepresident in Citibank for more than 10 years, he was also Marketing Director at HSBC, Main Commercial Manager of Banco Río de la Plata S.A., and Marketing Manager of American Express and Mastercard / Argencard for Argentina and Uruguay, among other companies. He has also served as university professor for over 10 years.

Internal Control

Management applies the Internal Control - Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to the assessment of the effectiveness of its internal controls over financial reporting.

According to the COSO Report, internal control consists in a process driven by the Board, the companies’ managers and the rest of the personnel designed in order to provide reasonable assurance as to the attainment of the entity’s objectives, which are in turn classified into:

•	Operating efficacy and efficiency

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•	Reliable financial reporting

•	Compliance with applicable rules and regulations

This means that the Company’s internal control requires company-wide active involvement in exerting controls, as follows

•	The Board of Directors lays down the objectives, principles and values, provides general guidance and performs an overall assessment of results;

•

The managers responsible for each area are charged with the internal controls over the objectives and activities imposed on each area: they enforce the policies and follow the procedures leading to the attainment of goals in their areas with a view to attaining the goals established for the company as a whole;

•	The rest of the staff does play a role in exerting controls: it generates the information used by the control system and implements measures that ensure control.

Audit Committee

In accordance with the System of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores (“CNV”) (Revised Text 2001), our board of directors established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risk, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered to have been agreed in arm’s length conditions.

The Audit Committee must hold sessions at least once a year.

Pursuant to Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our Audit Committee is made up by three independent directors, which is also in compliance with the requirements laid down by the US Securities Exchange Commission (“SEC”).

On November 7, 2007, the Board of Directors appointed Messrs Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent directors, as members of the Audit Committee.

Supervisory Committee

Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs. In addition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term. The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 29, 2010. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and position	Date of birth	Office in Alto Palermo	Current office held since
José D. Abelovich	07/20/1956	Regular syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular syndic	2010
Noemí Cohn	05/20/1959	Regular syndic	2010
Silvia Cecilia De Feo	10/07/1958	Alternate syndic	2010
Roberto Daniel Murmis	04/07/1959	Alternate syndic	2010
Alicia Rigueira	12/02/1951	Alternate syndic	2010

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Set forth below is a brief biographical description of each member of the Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Cresud, Hoteles Argentinos, Banco Hipotecario and Inversora Bolívar S.A., among others.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. He is a member of the Supervisory Committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario .

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and IRSA, among other companies.

Silvia Cecilia De Feo. Mrs. De Feo obtained a degree in accounting from Belgrano University (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Alto Palermo, Inversora Bolivar, Baldovinos S.A. and IRSA.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from Belgrano University. He is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue [Secretaría de Ingresos Públicos]. Furthermore, he is a member of the Supervisory Committees of Cresud, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the Buenos Aires University. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

Compensation

Members of the Board of Directors

The Law of Corporations (No. 19,550) establishes that if the compensation of the members of the board of directors and the Supervisory committee is not established in our bylaws, the shareholders meeting should determine it. The maximum amount of total compensation of the members of the board of directors and the Supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

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The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered by the shareholders meeting.

It is to be noted that at APSA we do not enter into contracts of employment with our directors. Neither do we carry stock option plans or any other compensation system for the board members other than described above.

During our annual ordinary shareholders meeting held on October 29, 2010, the shareholders agreed to pay an aggregate compensation of Ps. 21.8 million to the members of the board of directors for the fiscal year ended June 30, 2010. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 29, 2010, approved by a majority vote not to pay any compensation to the Supervisory Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Senior Management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2011, our senior management was paid a total of Ps. 6.0 million.

As of June 30, 2010 we had a total of Ps. 214,144 earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and audit committee.

Capitalization Program for our executive staff

The Company maintains a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

Such program is intended for certain employees selected by the Company that it wishes to retain by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 15% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees. The expenses associated to contributions amounted to Ps. 0.4 million, Ps. 2.2 million and Ps. 1.4 million in the years ended on June 30, 2010, June 30, 2009 and June 30, 2008, respectively.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by the Company are transferred to another independent financial vehicle, separate from the one previously mentioned. In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

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•	Ordinary retirement as prescribed by labor law

•	Total or permanent disability, and

•	Death

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

Code of Ethics

Our Code of Ethics came into force on July 31, 2005. It offers a broad range of guiding provisions concerning accepted behavior by individuals and legal entities. Our Code of Ethics is to be abided by APSA directors, managers, employees and subsidiaries. Our Code of Ethics governs our activities and it is in compliance with the legislation in force in the countries where we operate. It has been posted in our website, www.apsacc.com.ar.

An Ethics Committee made up by three members of our Board has been charged with the resolution of issues arising in connection with our Code of Ethics and with enforcing disciplinary measures in the event of breaches against our Code of Ethics.

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Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends: if it so did, all the members of the Board of Directors and of the Supervisory Committee shall be jointly and severally liable for repaying to the Company any amounts disbursed as dividends if at the end of the fiscal year in which the interim dividends were paid, the net realized earnings were insufficient for payment of such dividends. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote and in attendance at the meeting. In view of the relative ownership interests held in our capital stock, our main shareholders are empowered to exert significant influence on the appointment of members of the Board and on the approval, amount and payment of dividends. This notwithstanding, this power is subject to the laws in force and our by-laws.

The board of directors submits our letter to shareholders and financial statements for the previous fiscal year, together with the reports issued by the supervisory committee to the consideration and approval by our annual ordinary shareholders’ meeting. The annual ordinary shareholders’ meeting, called to approve the letter to shareholders and financial statements and to determine the distribution of the income for the year must be held prior to October 31 of each year. Pursuant to the laws in force applicable to business companies and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	dividends and the additional dividends on preferred shares, if any; and

•	optional reserve, reserve for contingencies, accumulated earnings or for any other purpose as determined by the shareholders’ meeting.

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

At the directors’ meeting held on October 7, 2010, the proposal for the distribution of a cash dividend amounting to Ps. 113 million, of which the shareholders collected Ps. 0.0897 per share, was approved. The payment was made on October 15, 2010.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment.

Year	Cash dividends (Pesos)	Share dividends (Pesos)	Total per share (Pesos)
2003	10,000,000	—	0.0142
2004	17,895,663	—	0.2296
2005	29,000,000	—	0.0372
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716
2010	113,000,000	—	0.0897

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10- Stock Exchange Information on APSA

Historical data on the value of our shares in the Buenos Aires Stock Exchange

Our shares are listed on the Buenos Aires Stock Exchange and they are traded under the “APSA” symbol. They were admitted to the Buenos Aires Stock Exchange on March 26, 1996. The following table shows, for the periods stated, the high and low bid prices for our shares in the Buenos Aires Stock Exchange at close for a par value of Ps. 0.10.

	Ps. per share
	High	Low
Fiscal year
2011	2.640	0.850
2010	1.040	0.425
2009	1.070	0.375
2008	1.590	1.050
2007	1.630	0.671
2006	0.780	0.377
2005	0.770	0.560
Fiscal year
2011
4th quarter	2.640	1.240
3rd quarter	1.750	1.380
2nd quarter	1.650	0.970
1st quarter	0.970	0.850
2010
4th quarter	0.970	0.900
3rd quarter	0.990	0.850
2nd quarter	1.040	0.625
1st quarter	0.665	0.425
2009
4th quarter	0.540	0.440
3rd quarter	0.485	0.375
2nd quarter	0.850	0.420
1st quarter	1.070	0.900
2008
4th quarter	1.250	1.050
3rd quarter	1.300	1.190
2nd quarter	1.550	1.225
1st quarter	1.590	1.350
2011
January	1.750	1.600
February	1.700	1.570
March	1.580	1.380
April	1.630	1.420
May	2.350	1.520
June	2.640	2.240

Source: Bloomberg

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Historical data on the value of our shares in the NASDAQ

Each one of APSA’s ADS represents 40 common shares. The American Depositary Shares are listed on the NASDAQ where they have been traded under the “APSA” symbol since November 15, 2000. The ADS were issued by Bank of New York, Inc., which acts as their depositary. The following table shows, for the periods stated, the high and low bid prices for our shares at the NASDAQ.

	US Dollars per ADS
	High	Low
Fiscal year
2011	24.20	8.50
2010	11	5.30
2009	14.00	2.985
2008	21.65	11.00
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42
Fiscal year
2011
4th quarter	24.20	13.40
3rd quarter	17.20	13.25
2nd quarter	18.00	11.13
1st quarter	12.40	8.50
2010
4th quarter	11	8.50
3rd quarter	10.83	8.31
2nd quarter	10.49	6.65
1st quarter	7.10	5.30
2009
4th quarter	6.00	4.04
3rd quarter	6.92	2.98
2nd quarter	9.78	3.75
1st quarter	14.0	4.70
2008
4th quarter	17.00	11.90
3rd quarter	16.30	11.00
2nd quarter	19.50	15.40
1st quarter	21.65	16.01
2011
January	17.20	15.89
February	15.12	14.55
March	15.94	13.25
April	15.12	13.40
May	21.30	14.52
June	24.20	19.77

Source: Bloomberg

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11- Prospects for the Coming Fiscal Year

Throughout fiscal year 2011, the sales volume in shopping centers experienced a considerable increase, in line with the other segments associated to consumption and the growth of the country’s economic activity.

As concerns organic growth, during the next year we will continue with our expansion strategy in Buenos Aires and in the Argentine provinces. In this respect, we have recently acquired 50% of “La Ribera” Shopping Center in the City of Santa Fe, in association with Grainco S.A., which stands as the 13th shopping center of our portfolio.

We will continue to improve, redecorate and redistribute spaces in our Shopping Centers so as to best take advantage of leasable square meters and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike. In this respect, we expect to expand and redistribute the lay-out of Soleil Factory Shopping Center, which would thus allow it to stand as the first Premium outlet of Argentina.

In connection with new shopping center developments, we are launching the development of a new outlet in the neighborhood of Palermo, at the Arcos del Gourmet premises, and a shopping center in the City of Neuquén, in line with our expansion strategy both in Buenos Aires and in the rest of the provinces.

We will also continue to launch marketing actions, organize events and targeted promotional actions at our Shopping Centers to attract consumers on the understanding that these actions shall be the result of the joint endeavors of the Company, the retailers and the credit card issuer banks. The overarching aim of these plans is to underpin long-term cash generation at our Shopping Centers and to favor their market share.

As for our Consumer Financing segment, we have consummated the sale of our 80% interest in Tarjeta Shopping to Banco Hipotecario, thus shrinking our interest to barely 20% of its stock capital. Banco Hipotecario is in an optimum position to provide Tarshop with operating and financial execution capacity capable of meeting the future needs of the Consumer Financing segment. On the other hand, we still hold a 100% interest in Metroshop S.A., which has a small residual portfolio we will try to collect during the next fiscal year while generating minimum income.

As regards the office segment, we have attained the goal of absorbing the square meters still vacant in the new office building adjacent to the Dot Baires shopping center, the “Dot Building”. The building is owned by Panamerican Mall S.A., in which APSA holds an 80% equity interest.

We maintain our confidence in the potentiality of our Shopping Center business unit and its robust cash generation, trusting that the upcoming years will be key to consolidating a unique shopping center portfolio in Argentina.

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Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties.

The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of the Company’s Bylaws and, in other cases, in Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

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As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

a)	Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

b)	In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

c)	The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the Corporate Governance Code report.

d)	The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

e)	The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board has approved and keeps updated the company’s risk management control policies. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board regularly abreast of new developments through the Audit Committee.

f)	There are continuous education programs for directors and managing executives, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each Department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

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On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies. In this respect, there are internal Committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee, in place since the year that audit committees became a legal requirement, made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

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8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Annual Shareholders’ Meeting. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities. It enforces a policy in such regard which is determined annually by the Board and the senior management members. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

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13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express – and, if applicable, provide a description - whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various channels, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

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17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company has resorted, where necessary, to tender offers, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Board of Directors has been distributing cash dividends during the past 11 fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

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COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.apsacc.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

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a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

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The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

City of Buenos Aires, September 8, 2011

Saúl Zang Vice-President I
acting as President

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ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor – Autonomous City of Buenos Aires

Financial Statements as of and for the

fiscal year ended June 30, 2011

compared with the previous fiscal year

Fiscal year No. 121 beginning July 1, 2010

In thousands of Argentine Pesos (See Note 1 to the Basic Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal Activity:	Real estate, investment and development

Dates of registration with the Public Registry of Commerce:

– Of the By-laws:	August 29,1889

– Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 – 1° floor – Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	94.89% (See Note 8.j) to the Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each.	1,259,608,411	125,961

Saúl Zang Vice - President I
acting as President

1

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)		06.30.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	24,620	27,284	Trade accounts payable (Note 4.i)	83,830	225,335
Other investments, net (Note 4.b)	150,328	162,448	Short-term debt (Note 4.j)	121,615	204,303
Account receivable, net (Note 4.c)	200,404	322,663	Salaries and social security payable (Note 4.k)	24,061	25,692
Other receivables and prepaid expenses, net (Note 4.d)	96,307	70,170	Taxes payable (Note 4.l)	102,053	76,842
Inventory (Note 4.e)	35,570	14,297	Customer advances (Note 4.m)	131,011	91,239

Total Current Assets	507,229	596,862	Other liabilities (Note 4.n)	56,217	35,585

			Total Debts	518,787	658,996

			Provisions (Note 4.o)	267	1,743

			Total Current Liabilities	519,054	660,739

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i)	47	23,368
NON-CURRENT ASSETS			Long-term debt (Note 4.j)	615,503	678,145
Account receivable, net (Note 4.c)	562	25,572	Taxes payable (Note 4.l)	26,902	48,676
Other receivables and prepaid expenses, net (Note 4.d)	59,681	117,240	Customer advances (Note 4.m)	95,021	89,164
Inventory (Note 4.e)	26,753	7,644	Other liabilities (Note 4.n)	11,467	15,242

Fixed assets, net (Note 4.f)	1,504,230	1,529,571	Total Debts	748,940	854,595

Other investments, net (Note 4.b)	212,476	167,682	Provisions (Note 4.o)	12,829	7,913

Intangible assets, net (Note 4.g)	42,226	53,502	Total Non-Current Liabilities	761,769	862,508

Subtotal Non-Current Assets	1,845,928	1,901,211	Total Liabilities	1,280,823	1,523,247

Negative goodwill, net (Note 4.h)	(27,179)	(13,523)	Minority interest	138,202	132,343

Total Non-Current Assets	1,818,749	1,887,688	SHAREHOLDERS’ EQUITY	906,953	828,960

Total Assets	2,325,978	2,484,550	Total Liabilities and Shareholders’ Equity	2,325,978	2,484,550

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

2

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
Revenues:
Leases and services	676,922	518,355
Consumer financing	68,576	265,346
Other	110,970	1,172

Total revenues	856,468	784,873

Costs:
Leases and services	(165,069)	(158,559)
Consumer financing	(22,663)	(99,945)
Other	(70,028)	(328)

Total costs	(257,760)	(258,832)

Gross profit:
Leases and services	511,853	359,796
Consumer financing	45,913	165,401
Other	40,942	844

Total gross profit	598,708	526,041

Selling expenses	(68,440)	(162,739)
Administrative expenses	(76,308)	(81,434)
Gain from recognition of inventories at net realizable value	14,964	1,162
Net income from retained interest in securitized receivables	4,707	37,470

Subtotal	(125,077)	(205,541)

Operating income	473,631	320,500

Net income on equity investees (Note 8.i.iii) to the Basic Financial Statements)	9,117	—

Amortization of negative goodwill, net	1,883	(1,645)

Financial gain (loss) generated by assets:
Interest	15,624	11,493
Foreign currency exchange gain	13,300	860
Other holding results	(19,843)	(10,176)

Subtotal	9,081	2,177

Financial loss generated by liabilities:
Interest	(81,949)	(88,638)
Foreign currency exchange loss	(30,760)	(23,305)
Other financial expenses	(3,516)	(2,582)

Subtotal	(116,225)	(114,525)

Total financial results, net (Note 4.p)	(107,144)	(112,348)

Other income (expenses), net (Note 4.q)	8,347	(3,304)

Income before taxes and minority interest	385,834	203,203

Income tax expense	(118,151)	(79,225)
Minority interest	(7,105)	(4,876)

Net income	260,578	119,102

Basic net income per share (Note 3.n) to the Basic Financial Statements)	0.2306	0.1523

Diluted net income per share (Note 3.n) to the Basic Financial Statements)	0.1148	0.0524

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

3

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	53,422	48,984
Cash and cash equivalents as of the end of the year	145,552	53,422

Increase in cash and cash equivalents	92,130	4,438

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the fiscal year	260,578	119,102
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation of fixed assets	111,843	111,475
Income on equity investments	(9,117)	—
Amortization of intangible assets	5,511	8,839
Amortization of negative goodwill, net	(1,883)	1,645
Loss on intangible assets retired	8,816	800
Loss on fixed assets retired	13,877	1,766
Loss for not exercise purchase option of Arcos del Gourmet S.A.	1,606	—
Provision for tax on personal assets of shareholders	49	204
Charge of provision for contingencies	5,216	3,189
Allowance for doubtful accounts	7,480	25,039
Allowance for impairment of investments	—	(3,501)
Net gain from retained interest in securitized receivables	(4,707)	(37,470)
Provision for Directors’ fees	10,104	9,352
Minority interest	7,105	4,876
Income tax	118,151	79,225
Financial results	109,744	34,795
Gain for recognition of inventories at net realizable value	(14,964)	(1,162)
Net income from sales of real estate property	(31,333)	—
Increase of Intangible assets	(3,051)	(2,316)
Changes in operating assets and liabilities:
Increase in accounts receivable	(114,264)	(126,999)
Decrease in other receivables and prepaid expenses	7,407	25,979
Decrease (Increase) in inventory	60,664	(1,683)
Increase in trade accounts payable	6,441	7,593
Increase in customer advances	47,549	10,154
Decrease in taxes payable	(100,519)	(136,436)
Increase in salaries and social security payable	9,072	1,748
Decrease in provision for contingencies	(1,990)	(29)
Increase (Decrease) in other liabilities	10,808	(6,624)

Net cash provided by operating activities	520,193	129,561

Saúl Zang Vice-President I acting as President

4

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued) (1)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Inflows (Outflows) of cash by sale / acquisition of subsidiaries	68,769	(8,316)
Payment for the acquisition of tarshop’s minority interest	—	(1,574)
Purchase of Non-Convertible Notes of Cresud S.A.C.I.F. y A.	(10,275)	—
Advances for purchase of shares	(1,538)	—
Advances for sale of Tarshop S.A.’s shares	—	20,422
Acquisition of fixed assets	(51,676)	(50,763)
Increase in goodwill	—	(471)
Increase (Decrease) in Investments	(7,724)	58,452
Purchase of shares	(56,295)	—
Loans collected from third parties	—	438
Purchase option Arcos del Gourmet S.A.’s shares	(1,217)	(389)
Loans granted to related parties	(84,887)	—
Collection of receivables from related parties	89,585	—
Acquisition of undeveloped parcels of land and other real estate	—	(3,066)
Acquisition of intangible assets	—	(5,615)

Net cash (used in) provided by investing activities	(55,258)	9,118

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of loans	—	(122,907)
Cash from minority shareholders’ capital contributions to subsidiaries	808	5,432
Proceeds (payments) from overdrafts	52,997	(79,601)
Dividens paid to minority shareholders	(2,054)	(1,158)
Payment of seller financing of Beruti’s land	—	(17,173)
Payment of dividens	(243,825)	(56,000)
Payment of seller financing of Arcos del Gourmet S.A.	(4,820)	(515)
Payment of seller financing of Conil S.A.	—	(661)
Payment of Non-Convertible Notes	(223,103)	(39,799)
Proceeds from issuance of short-term debt	40,000	22,720
Cash paid for repurchase of Non-Convertible Notes	—	(12,000)
Proceeds from short-term and long-term debts	4,972	87,639
Proceeds from debt with related parties	2,220	—

Net cash used in financing activities	(372,805)	(134,241)

INCREASE IN CASH AND CASH EQUIVALENTS	92,130	4,438

(1)	Includes cash and banks and investments with a short-term realization. See Note 2.2.1) to the Basic Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

5

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11	06.30.10
Supplemental cash flow information
Income tax	59,455	22,936
Non-cash activities:
Decrease in short and long-term debt through an increase in shareholders´equity	61,240	—
Increase in investment through an increase in other liabilities	16,004	—
Liquidation of interest in credit card receivables	—	8,646
Decrease in inventory through a decrease in customer advances	1,920	—
Increase in fixed assets through an increase in trade accounts payable	—	4,996
Increase in minority interest through a decrease in short and long-term debt	—	1,310
Financial cost charged to fixed assets	—	5,331
Increase in inventory through a decrease in fixed assets	—	290
Increase in inventory through a decrease in other non-current investments	64,150	7,789
Increase in intangible assets through a decrease in goodwill	—	20,873
Increase intangible assets through an increase in other liabilities	—	7,545
Increase in fixed assets through a decrease in inventory	9,264	—

	06.30.11	06.30.10
Sale / acquisition of equity investee in subsidiary company	(1)	(2)
Accounts receivable	254,345	(11)
Other receivables and prepaid expenses	24,194	(1,022)
Investments	132,254	(395)
Fixed assets	(67,522)	(289)
Intangibles assets	—	(32,152)
Short and long-term debt	(91,173)	—
Trade accounts payable	(171,267)	2,718
Salaries and social security payable	(10,703)	87
Taxes payable	(14,245)	27
Provisions	214	—
Other liabilities	1,193	5,294

Total non-cash assets unconsolidated / acquired	57,290	(25,743)

Cash and cash equivalents acquired	(1,292)	(13)

Total unconsolidated net assets acquired	55,998	(25,756)

Minority interest	—	897
Goodwill	15,539	(507)

Subsidiary companies acquisition / sale value	71,537	(25,366)

Impairment and sale of investment (Tarshop S.A.)	(15,327)	—
Remaining investment	(28,967)	—
Cash and cash equivalents acquired	(1,292)	13
Amount financed by the sellers	33,403	14,783
Cash in advance	6,831	2,254

Inflows (outflows) of cash by sale/ acquisition of subsidiaries	68,769	(8,316)

(1)	Relates to the acquisition of Soleil Factory, to the acquisition of 50% of Metroshop S.A., to the sale of 80% of Tarshop S.A. and to the acquisition of 100 % of Torodur S.A.
(2)	Relates to the acquisition of Arcos del Gourmet S.A.

Saúl Zang Vice-President I acting as President

6

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

Alto Palermo S.A. (APSA), here in after the “Company” “APSA” has consolidated its Balance Sheets as of June 30, 2011 and 2010, the Statements of Income and Cash Flow for fiscal years ended June 30, 2011 and 2010 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

APSAMEDIA S.A. (the surviving company of Metroshop S.A. by change of corporate name) has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission (CNV), up to December 31, 2010. As from January 1, 2011 the consolidation was made line for line as described in Note 8.k) to the Basic Financial Statements.

Torodur S.A. has been considered an integrated entity. See Note 2.2.2. to the Basic Financial Statements.

On September 13, 2010, APSA sold 80% of Tarshop S.A. Consequently, the Consolidated Financial Statements as of June 30, 2011 are not compared with those issued as of June 30, 2010. The Consolidated Balance Sheet as of June 30, 2011, does not include Tarshop S.A.’s assets and liabilities, which the Consolidated Statements of Income and Cash Flows as of June 30, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

7

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Balance Sheet as of June 30, 2010 and the Statements of Income and Cash Flows as of June 30, 2010.

Caption	Issued Financial Statements as of 06.30.10 Ps.	Tarshop S.A. as of 06.30.10 Ps.	Financial Statements considering the sale of 06.30.10 Ps.
Current Assets	596,862	(269,148)	327,714
Non-Current Assets	1,887,688	28,881	1,916,569
Total Assets	2,484,550	(240,267)	2,244,283
Current Liabilities	(660,739)	242,969	(417,770)
Non-Current Liabilities	(862,508)	(2,702)	(865,210)
Total Liabilities	(1,523,247)	240,267	(1,282,980)
Minority interest	(132,343)	—	(132,343)
Shareholders’ Equity	(828,960)	—	(828,960)

Caption	Issued Financial Statements as of 06.30.10 Ps.	Tarshop S.A. as of 06.30.10 Ps.	Financial Statements considering the sale of 06.30.10 Ps.
Revenues	784,873	(251,577)	533,296
Costs	(258,832)	92,825	(166,007)
Gross profit	526,041	(158,752)	367,289
Operating Income	320,500	(54,088)	266,412
Net income	119,102	—	119,102
Net cash provided by operating activities	129,561	79,446	209,007
Net cash provided by (used in) investing activities	9,118	(37,321)	(28,203)
Net cash used in financing activities	(134,241)	(49,369)	(183,610)

8

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

COMPARATIVE INFORMATION

The comparative information at June 30, 2010 included in these financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	06.30.11	06.30.10
Torodur S.A. (4)	100	—	06.30.11
Emprendimiento Recoleta S.A.	53.68	53.68	06.30.11
Tarshop S.A. (1)	20	100	06.30.11
Shopping Neuquén S.A.	98.14	98.14	06.30.11
Fibesa S.A.	99.999	99.999	06.30.11
Conil S.A.	100	100	06.30.11
Panamerican Mall S.A.	80	80	06.30.11
Arcos del Gourmet S.A. (3)	80	80	06.30.11
Metroshop S.A. (2)	100	50	06.30.11
Nuevo Puerto Santa Fe S.A. (5)	—	—	—

(1)	See Notes 8.i.ii) and 8.i.iii) to the Basic Financial Statements.
(2)	Previously indirect interest through Tarshop S.A. as from May 21, 2010 direct interest. See Note 8.k) to the Basic Financial Statements. See also Note 9.
(3)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A was acquired. See Note 8.a) to the Basic Financial Statements.
(4)	On June 13, 2011 a direct interest in Torodur S.A. was acquired. See Note 8.o) to the Basic Financial Statements
(5)	See Note 8.p) to the Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

9

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

a.	Revenue Recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.999%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and commissions from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

As of June 30, 2010 the current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds were carried at their market value at year-end.

b.2.	Other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the allowances for impairment, if applicable.

10

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

b.3.	Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. has been valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization because they will be kept by the Company through maturity.

c.	Intangible Assets

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.a) to the Basic Financial Statements), after the opening of the shopping center.

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the year end.

d.	Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

11

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Consolidated Financial Statements is as follows:

a)	Cash and banks:

	06.30.11	06.30.10
Cash in local currency	520	2,346
Cash in foreign currency	202	997
Bank accounts in local currency	10,814	7,389
Bank accounts in foreign currency	13,084	16,552

Total cash and banks	24,620	27,284

b)	Other investments, net:

	06.30.11	06.30.10
Current
Mutual funds in foreign currency (i)	120,590	13,813
Mutual funds in local currency (ii)	26,646	27,779
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	477	728
Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	2,569	—
Interest receivable – Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	46	—
Retained interests in securitized receivables (CPs)	—	124,671
Trust debt titles (TDF)	—	2,846
BONTE 2006 bonds (Note 7.b))	—	34
Allowance for impairment of CPs	—	(7,423)

Total	150,328	162,448

12

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.11	06.30.10
Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,889	36,745
- Patio Olmos	32,949	32,949
- Other real estate	3,091	2,962
- Torres Rosario plot of land	—	11,166
- Beruti plot of land	—	52,934
- Air Space Coto	13,188	13,188
- Construction rights on Soleil Factory	6,676	—
Non Convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	7,706	—
Other investments	56	56
Option’s purchase advances	—	389
Retained interests in securitized receivables (CPs)	—	18,458
Allowance for impairment of CPs	—	(1,165)

Subtotal	100,555	167,682

Equity investments in companies
Tarshop S.A.	54,088	—
TGLT S.A.	56,295	—
Shares´ purchase advances	1,538	—

Subtotal	111,921	—

Total	212,476	167,682

Total other investments, net	362,804	330,130

(i)	Considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(ii)	As of June 30, 2011 and 2010 include Ps. 342 and Ps. 12,325, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

13

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

c)	Accounts receivable, net:

	06.30.11	06.30.10
Current
Checks to be deposited	86,990	60,695
Consumer financing receivables	70,248	245,538
Leases and services receivable	68,185	49,609
Debtors under legal proceedings	40,352	33,762
Pass-through expenses receivable	18,953	19,917
Notes receivable	5,987	3,868
Receivable from sale of fixed assets	4,034	—
Receivables with collections agents	4,869	4,532
Related parties (Note 5)	4,711	6,591
Mortgages receivable Torres de Abasto	647	563
Credit cards receivable	497	877
Allowance for doubtful accounts	(105,069)	(103,289)

Total	200,404	322,663

Non-current
Leases and services receivable	448	445
Mortgages receivable Torres de Abasto	114	154
Notes receivable	—	399
Consumer financing receivables	—	25,824
Allowance for doubtful accounts	—	(1,250)

Total	562	25,572

Total accounts receivable, net	200,966	348,235

14

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

d)	Other receivables and prepaid expenses, net:

	06.30.11	06.30.10
Current
Related parties (Note 5)	27,748	6,812
Prepaid expenses	25,111	21,708
Value Added Tax (VAT) – receivable	26,168	15,079
Refunds receivable	4,278	—
Guarantee deposits	159	4,252
Other tax credits	3,314	2,390
Other tax credits – Gross revenue tax	1,750	2,395
Income tax credits, net	7	2,611
Prepaid services	7,046	1,300
Loans granted	229	439
Receivables for third party services offered in consumer financing stores	—	4,880
Guarantee deposits re. securitization programs (Note 7.a))	—	5,427
Others	497	2,877

Total	96,307	70,170

Non-current
Value Added Tax (VAT) – receivable	47,579	63,065
Imputed interest of non-current receivables	(10,943)	(15,175)
Deferred income tax	12,231	90,446
Deferred tax allowance	(354)	(52,891)
Minimum Presumed Income Tax (MPIT)	4,778	14,328
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Prepaid expenses	2,121	—
Expenses to be accrued	1,699	—
Reimbursements receivable	863	—
Other tax credits	1,074	—
Guarantee deposits	35	—
Related parties (Note 5)	—	14,687
Others	598	2,780

Total	59,681	117,240

Total other receivables and prepaid expenses, net	155,988	187,410

15

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

e)	Inventory:

	06.30.11	06.30.10
Current
Rosario plot of land	25,511	8,728
Torres Rosario	3,037	3,379
Torres Rosario under construction	4,206	—
Carlos Gardel plot of land	—	1,698
Others	2,816	492

Total	35,570	14,297

Non-current
Units to be received Beruti (Note 5)	23,309	—
Torres Rosario under construction	3,444	7,644

Total	26,753	7,644

Total inventory	62,323	21,941

16

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f)	Fixed assets, net:

	06.30.11	06.30.10
Properties:
Shopping Centers:
Dot Baires	534,543	570,086
Abasto	150,087	158,016
Alto Palermo	113,665	134,863
Patio Bullrich	81,598	88,401
Soleil Factory	66,130	—
Mendoza Plaza	76,758	79,821
Alto Rosario	76,202	78,743
Alto Avellaneda	59,299	72,816
Paseo Alcorta	64,308	69,664
Córdoba Shopping - Villa Cabrera	64,178	66,560
Alto NOA	19,451	21,534
Buenos Aires Design	8,277	9,333
Other properties	17,782	18,411
Offices	239	256
Dot Baires Offices	98,117	13,346
Neuquén Project (Note 8.a))	6,861	9,488
Units to be received Beruti (Note 5)	9,264	—
Facilities	13,963	14,090
Suppliers advances	11,147	31,783
Furniture, fixture and equipment	10,577	8,806
Computer equipment	1,237	1,951
Software	1,173	2,452
Leasehold improvements	236	2,716
Vehicles	13	19
Work in progress:
Dot Baires Offices	1,617	66,452
Shopping centers improvements	17,508	9,963
Others	—	1

Total fixed assets, net	1,504,230	1,529,571

17

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g)	Intangible assets, net:

	06.30.11	06.30.10
Preoperating expenses	21,056	22,789
Arcos del Gourmet S.A.´s concession	20,873	20,873
Trademarks	297	812
Customer relationships	—	611
Non-compete agreement	—	8,417

Total intangible assets, net	42,226	53,502

h)	Negative goodwill, net:

	06.30.11	06.30.10
Conil S.A.	506	506
Soleil Factory	(14,349)	—
Empalme S.A.I.C.F.A. y G.	(7,815)	(8,450)
Mendoza Plaza Shopping S.A.	(5,335)	(5,661)
Emprendimiento Recoleta S.A.	(186)	(260)
Fibesa S.A.	—	342

Total negative goodwill, net	(27,179)	(13,523)

i)	Trade accounts payable:

	06.30.11	06.30.10
Current
Suppliers	26,036	148,150
Accruals	46,471	54,428
Related parties (Note 5)	10,585	22,624
Others	738	133

Total	83,830	225,335

Non-current
Suppliers	47	416
Related parties (Note 5)	—	12,158
Shareholders of related companies	—	10,794

Total	47	23,368

Total trade accounts payable	83,877	248,703

18

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	06.30.11	06.30.10
Current
- Banks
Overdrafts	54,837	2,206
Accrued bank interests	496	380
Banco Hipotecario S.A. (Notes 5 and 7.c))	—	20,000
Standard Bank Argentina S.A. (Note 7.c))	—	15,179
Nuevo Banco Industrial de Azul S.A.	—	5,007
Banco Itaú Buen Ayre S.A. (Note 7.c))	—	3,716
Interest payable to credit card trust (Note 7 c.))	—	2,263

Subtotal	55,333	48,751

- Financial
Non-Convertible Notes (Note 5)	39,766	109,336
Accrued interest on Non-Convertible Notes (Note 5)	5,176	6,391
Seller financing - Arcos del Gourmet S.A.	8,900	9,511
Accrued interest on Convertible Notes (Note 5)	5,864	8,291
Deferred debt costs	(483)	(1,188)
Seller financing of Soleil Factory goodwill	4,714	—
Related parties (Note 5)	2,345	—
Securities representing short-term debt	—	23,019
Others	—	192

Subtotal	66,282	155,552

Total	121,615	204,303

19

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.11	06.30.10
Non-current
- Financial
Non-Convertible Notes (Note 5)	452,100	491,831
Convertible Notes (Note 5)	130,515	185,653
Seller financing - Soleil Factory goodwill	35,125	—
Deferred debt costs	(2,237)	(2,930)
Seller financing - Arcos del Gourmet S.A.	—	3,591

Subtotal	615,503	678,145

Total	615,503	678,145

Total short-term and long-term debt	737,118	882,448

k)	Salaries and social security payable:

	06.30.11	06.30.10
Provision for vacation, bonuses and others	20,077	20,522
Social security payable	3,300	4,549
Others	684	621

Total salaries and social security payable	24,061	25,692

l)	Taxes payable:

	06.30.11	06.30.10
Current
Provision for Income tax, net	66,163	35,768
Value Added Tax (VAT) – payable	15,391	11,652
Tax amnesty plan for municipality taxes payable	1,321	673
Income tax withholdings	4,955	942
Other tax withholdings	3,444	3,719
Tax amnesty plan for income tax payable	1,759	1,559
Gross revenue tax withholdings	3,626	3,701
Provision for gross revenue tax	469	2,270
Interest payable on tax debt	3,678	—
Other taxes payable	589	1,167
Tax amnesty plan for gross revenue tax payable	358	332
MPIT, net	300	1,824
Tax payment facilities plan for Value Added Tax (VAT)	—	13,235

Total	102,053	76,842

20

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.11	06.30.10
Non-current
Tax amnesty plan for income tax payable	17,386	19,145
Deferred income tax	7,310	26,650
Tax amnesty plan for municipality taxes payable	1,596	1,900
Tax amnesty plan for gross revenue tax payable	610	968
MPIT, net	—	13

Total	26,902	48,676

Total taxes payable	128,955	125,518

m)	Customer advances:

	06.30.11	06.30.10
Current
Admission rights	60,580	50,734
Lease advances	33,925	21,941
Advance for sale of Rosario plot of land	18,595	—
Customer advances	16,299	15,960
Guarantee deposits	1,612	2,198
Related parties (Note 5)	—	406

Total	131,011	91,239

Non-current
Admission rights	66,885	59,228
Lease advances	27,359	29,936
Guarantee deposits	777	—

Total	95,021	89,164

Total customer advances	226,032	180,403

21

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

n)	Other liabilities:

	06.30.11	06.30.10
Current
Related parties (Note 5)	28,290	—
Accrual for Directors’ fees net of advances (Note 5)	10,104	9,352
Debt with former minority shareholder of Tarshop S.A.	—	3,529
Withholdings and guarantee deposits	515	509
Contributed leasehold improvements	332	462
Other liabilities	16,004	—
Below market leases	435	11
Advances for sale of Tarshop S.A.’ s shares	—	21,070
Others	537	652

Total	56,217	35,585

	06.30.11	06.30.10
Non-current
Contributed leasehold improvements	9,170	9,502
Debt with former minority shareholder of Tarshop S.A.	—	3,322
Directors’ guarantee deposits (Note 5)	12	12
Debt with shareholders of related companies	—	2,265
Below market leases	449	141
Provision ABL assessment	1,836	—

Total	11,467	15,242

Total other liabilities	67,684	50,827

o)	Provisions:

	06.30.11	06.30.10
Current
Provision for contingencies	267	1,743

Total	267	1,743

Non-current
Provision for contingencies	12,829	7,913

Total	12,829	7,913

Total Provisions	13,096	9,656

22

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

p)	Financial results, net:

	06.30.11	06.30.10
Generated by assets:
Interest income from past-due receivables	6,105	7,375
Effect on the present value accounting	4,233	3,113
Results from financial investments (Note 5)	3,644	391
Other interest	1,600	558
Mortgage loans interest Torres de Abasto	42	56

Subtotal interest	15,624	11,493

Foreign currency exchange gain	13,300	860

Other holding results	(19,843)	(10,176)

Financial gain generated by assets	9,081	2,177

	06.30.11	06.30.10
Generated by liabilities:
Financial expenses (Note 5)	(75,061)	(79,773)
Other interest	(145)	(107)
Interest on taxes payable	(6,743)	(8,758)

Subtotal interest	(81,949)	(88,638)

Foreign currency exchange loss (Note 5)	(30,760)	(23,305)

Loss from update of advances for leases	(3,805)	—
Loss from derivative financial instruments (Note 5)	—	(2,582)
Gain from repurchase of Non-Convertible Notes (Note 5)	289	—

Subtotal other financial expenses	(3,516)	(2,582)

Financial loss generated by liabilities	(116,225)	(114,525)

Total financial results, net	(107,144)	(112,348)

q)	Other income (expenses), net:

	06.30.11	06.30.10
Sale of customer relationships and transfer of portfolio of Metroshop S.A. (Note 5)	12,909	—
Others (Note 5)	(4,562)	(3,304)

	8,347	(3,304)

23

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	06.30.11
	Investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Inventory /Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non-current
Banco Hipotecario S.A. (2)	477	225	—	—	—	—	—	—	—
Cactus S.A. (1)	—	25	—	—	(3)	—	—	—	—
Consultores Assets Management S.A. (4)	—	11	—	—	(5)	—	—	—	—
Consorcio Libertador (4)	—	1	—	—	(3)	—	—	—	—
Consorcio Torre Boston (4)	—	1	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	10,321	6	11,455	—	(61)	—	—	(10,872)	—
Cyrsa S.A. (6)	—	172	—	—	(1,097)	—	—	—	—
Directors	—	2	—	—	—	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(783)	—	—	—	—
Fundación IRSA (4)	—	5	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	13	—	—	(6)	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	(1)	—	—	—	—
Inversiones Financieras del Sur S.A. (12)	—	—	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	1,856	12	—	(2,865)	(19,228)	(130,444)	(88)	—
Llao llao Resorts S.A. (7)	—	73	—	—	(74)	—	—	—	—
Museo de los Niños (4)	—	1,752	—	—	(6)	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(146)	—	—	—	—
Personnel	—	—	2,515	—	—	—	—	—	—
Solares de Santa Maria S.A. (7)	—	2	—	—	(2)	—	—	—	—
Tyrus S.A. (7)	—	—	51	—	—	—	—	—	—
Tarshop S.A. (11)	—	547	13,715	—	(5,533)	—	—	(17,330)	—
TGLT S.A. (3)	—	—	—	32,573	—	(2,345)	—	—	—

Total	10,798	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)

24

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.10
	Investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short-term debt	Long-term debt	Customer advances – Current	Other liabilities– Current	Other liabilities– Non-current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(20,000)	—	(343)	—	—
Cactus S.A. (1)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (6)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,161	4,854	—	(16,908)	—	(215)	(19,655)	—	—	—
Cyrsa S.A. (6)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	(3)	(68)	—	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,779	—	—	(5,184)	—	(20,720)	(293,890)	(63)	—	—
Llao llao Resorts S.A. (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(43,654)	(374,435)	(406)	(9,352)	(12)

25

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.11
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	—	(964)	—	(39,805)
CAM Communications LP (Delaware) (5)	—	—	42	—	—	—
Directors	—	(29,419)	—	(4)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(5,353)	1,871	(18,665)	—	1,354
Parque Arauco S.A. (13)	—	—	—	(315)	—	—
Personnel	—	—	209	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(2,702)	—	—	—	—
Fundación IRSA (4)	—	—	—	—	(213)	—
Tarshop S.A. (11)	1,429	—	80	—	12,596	—
Inversiones Financieras del Sur S.A. (12)	—	—	516	—	—	—
TGLT S.A. (3)	—	—	—	(43)	—	—

Total	1,429	(37,474)	2,718	(19,991)	12,383	(38,451)

Company	06.30.10
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	—	(204)	—
Cresud S.A.C.I.F. y A. (5)	—	—	—	(4,100)	—	(16,697)
Directors	—	(22,408)	—	(9)	—	—
Fundación IRSA (4)	—	—	—	—	(423)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(4,007)	—	(37,869)	—	547
Parque Arauco S.A. (9)	—	—	—	(8,049)	—	—
Personnel	—	—	12	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(1,862)	—	—	—	—

Total	—	(28,277)	12	(50,027)	(627)	(16,150)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of APSA.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Sharerholder.
10.	Equity investee up to January 13, 2011. See Note 8.k) to the Basic Financial Statements.
11.	Subsidiary, later equity investee. See Note 8.i.iii) to the Basic Financial Statements.
12.	Shareholder of Cresud S.A.C.I.F. y A.
13.	Shareholder up to October 15, 2010.

26

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.11	Total as of 06.30.10
Revenues	677,129	68,576	110,970	856,675	(207)	856,468	784,873
Costs	(165,069)	(23,465)	(70,028)	(258,562)	802	(257,760)	(258,832)

Total gross profit as of 06.30.11	512,060	45,111	40,942	598,113	595	598,708	—

Total gross profit as of 06.30.10	359,904	162,366	844	523,114	2,927	—	526,041

Expenses:
Selling expenses	(40,229)	(25,109)	(3,102)	(68,440)	—	(68,440)	(162,739)
Administrative expenses	(69,124)	(6,987)	(197)	(76,308)	—	(76,308)	(81,434)
Gain from recognition of inventories at net realizable value	—	—	14,964	14,964	—	14,964	1,162
Net income from retained interest in securitized receivables	—	4,707	—	4,707	—	4,707	37,470

Operating income 06.30.11	402,707	17,722	52,607	473,036	595	473,631	—

Operating income 06.30.10	266,630	49,040	1,903	317,573	2,927	—	320,500

Net income on equity investees	—	9,117	—	9,117	—	9,117	—
Amortization of goodwill, net	1,783	100	—	1,883	—	1,883	(1,645)
Financial results, net	(84,850)	(21,924)	225	(106,549)	(595)	(107,144)	(112,348)
Other income (expenses), net:	(2,629)	12,597	(1,621)	8,347	—	8,347	(3,304)

Income before taxes and minority interest 06.30.11	317,011	17,612	51,211	385,834	—	385,834	—

Income before taxes and minority interest 06.30.10	171,445	29,894	1,864	203,203	—	—	203,203

Income tax expense	(110,604)	5,212	(12,759)	(118,151)	—	(118,151)	(79,225)
Minority interest	(7,105)	—	—	(7,105)	—	(7,105)	(4,876)

Net income 06.30.11	199,302	22,824	38,452	260,578	—	260,578	—

Net income 06.30.10	98,081	19,266	1,755	119,102	—	—	119,102

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.11	Total as of 06.30.10
Depreciation and amortization 06.30.11 – 12 months	113,195	2,276	—	115,471	—	115,471	—

Depreciation and amortization 06.30.10 – 12 months	113,337	8,622	—	121,959	—	—	121,959

Acquisition of fixed assets and intangible assets 06.30.11 – 12 months	99,612	3,003	—	102,615	—	102,615	—

Acquisition of fixed assets and intangible assets 06.30.10 – 12 months	58,914	2,176	—	61,090	—	—	61,090

Operating assets as of 06.30.11	1,708,232	26,198	60,268	1,794,698	120,932	1,915,630	—

Operating assets as of 06.30.10	1,829,171	277,486	22,227	2,128,884	—	—	2,128,884

Non operating assets as of 06.30.11	1,100,411	22,510	—	1,122,921	(712,573)	410,348	—

Non operating assets as of 06.30.10	371,552	200,783	—	572,335	(216,669)	—	355,666

Total assets as of 06.30.11	2,808,643	48,708	60,268	2,917,619	(591,641)	2,325,978	—

Total assets as of 06.30.10	2,200,723	478,269	22,227	2,701,219	(216,669)	—	2,484,550

27

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: this segment includes the results of the Company’s shopping centers and results of the offices rental.

•	Consumer financing: this segment manages the Companies’s portfolio of credit card and personal loans accounts issued by Tarshop S.A. (see Note 1) and Metroshop S.A. (See Note 8.b))

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account included in other current receivables and prepaid expenses, net, the contingency and expenses funds of financial trust as credit protection for investors that as of, June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account included as of June 30, 2010 BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

c)	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

28

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 7).

•	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,149).

d)	As of June 30, 2010, Others non-current receivables and prepaid expenses, included granted by Tarshop S.A. cash as guarantee for leases related to the stores where its branches operated for an amount of Ps. 217.

e)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the Municipality) and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

29

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipality of Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by Shopping Neuquén S.A., which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of Shopping Neuquén S.A.´s plots acquired to the Municipality.

On April 15, 2011 Shopping Neuquén S.A. entered into an agreement with Gensar S.A. whereby the latter acquires the right to purchase one of the plots of land of a mixed use commercial undertaking next to which Shopping Neuquén S.A. is building a shopping center. In that plot of land of 14,792.68 sqm, Gensar S.A. has agreed to build and operate a hypermarket, operated initially under the Coto brand. To such end Gensar S.A. was given possession of the above mentioned plot of land.

As of the issuance date of these financial statements, the Municipality has not yet rendered a decision on the purchase sale contract indicated above. As a result, pursuant to the provisions that require prior control on potential conveyance deeds of plots of lands by the Municipality, such title conveyance deeds have yet to be executed.

b)	Metroshop S.A.´s operations.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them)

30

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

See Note 9.

c)	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million falling due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5 % p.a., payable in eight quarterly installments as from June 8, 2011.

d)	Purchase of shares of Nuevo Puerto Santa Fe S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.´s shares for USD 1.5 million, having disbursed at the date of these financial statements an amount of USD 0.126 million. (See Note 8.p) to the Basic Financial Statements).

Such transaction is disclosure in Non-current Investments.

NOTE 9:	SUBSEQUENT EVENTS

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope to the following areas:

•	Consumer credit marketing and financing

•	Issuance and marketing of credit cards.

•	Performance of any type of agency and representation.

•	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

31

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of and for the fiscal years ended June 30, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)		06.30.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	8,842	18,203	Trade accounts payable (Note 3.f and Exhibit I)	63,562	66,569
Other investments, net (Exhibits D and I)	121,119	22,412	Short-term debt (Note 3.g and Exhibit I)	118,555	144,547
Accounts receivable, net (Note 3.b and Exhibit I)	158,927	148,997	Salaries and social security payable (Note 3.h and Exhibit I)	17,241	13,087
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	62,871	51,177	Taxes payable (Note 3.i and Exhibit I)	92,554	44,503
Inventory (Note 3.d)	35,375	14,271	Customer advances (Note 3.j and Exhibit I)	114,137	77,396

Total Current Assets	387,134	255,060	Other liabilities (Note 3.k and Exhibit I)	40,590	36,102

			Total Current Liabilities	446,639	382,204

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Accounts receivable, net (Note 3.b and Exhibit I)	553	895	Trade accounts payable (Note 3.f and Exhibit I)	47	95
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	5,596	2,053	Long-term debt (Note 3.g and Exhibit I)	615,503	678,145
Inventory (Note 3.d)	26,753	7,644	Taxes payable (Note 3.i and Exhibit I)	17,362	37,945
Equity investments, net (Exhibit C)	791,796	770,571	Customer advances (Note 3.j and Exhibit I)	80,899	68,181
Other Investments, net (Anexo D)	91,201	148,870	Other liabilities (Note 3.k and Exhibit I)	43,696	26,896

Fixed assets, net (Exhibit A)	844,727	850,033	Total debts	757,507	811,262

Intangible assets, net (Exhibit B)	297	8,799	Provisions (Note 3.l and Exhibits E and I)	9,459	7,388

Subtotal Non-Current Assets	1,760,923	1,788,865	Total Non-Current Liabilities	766,966	818,650

Negative goodwill, net (Note 3.e)	(27,499)	(14,111)	Total Liabilities	1,213,605	1,200,854

Total Non-Current Assets	1,733,424	1,774,754	SHAREHOLDERS’ EQUITY (per related statement)	906,953	828,960

Total Assets	2,120,558	2,029,814	Total Liabilities and Shareholders’ Equity	2,120,558	2,029,814

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Income

For Fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
Revenues:
Leases and services	557,522	421,626
Others	101,868	1,172

Total Revenues	659,390	422,798

Costs:
Leases and services (Exhibit H)	(115,574)	(109,208)
Others (Exhibits F and H)	(64,729)	(328)

Total Costs	(180,303)	(109,536)

Gross profit:
Leases and services	441,948	312,418
Others	37,139	844

Total gross profit	479,087	313,262

Selling expenses (Exhibit H)	(27,828)	(26,322)
Administrative expenses (Exhibit H)	(62,010)	(49,326)
Gain from recognition of inventories at net realizable value	14,964	1,162

Subtotal	(74,874)	(74,486)

Operating income	404,213	238,776

Net income on equity investees (Note 6)	56,485	34,317

Amortization of negative goodwill, net	2,051	961

Financial gain (loss) generated by assets:
Interest	9,992	10,738
Foreign currency exchange gain/loss	12,991	(152)
Other holding results	(7,264)	4,401

Subtotal	15,719	14,987

Financial gain (loss) generated by liabilities:
Interest	(82,662)	(90,681)
Foreign currency exchange loss	(30,632)	(23,120)
Other holding results	289	(2,582)

Subtotal	(113,005)	(116,383)

Total financial results, net (Note 3.m)	(97,286)	(101,396)

Other income (expenses), net	(2,514)	(665)

Income before taxes	362,949	171,993

Income tax expense (Note 12)	(102,371)	(52,891)

Net income	260,578	119,102

Basic net income per share (Note 3.n)	0.2306	0.1523

Diluted net income per share (Note 3.n)	0.1148	0.0524

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Reserved earnings				Retained earnings	Shareholders´ equity
	Common stock (Note 4)	Inflation adjustment of common Stock	Additional paid-in capital	Total	Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal Reserve (Note 13)	Reserve for new developments
Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(22,060)	765,858

Transfer from reserves for new developments to retained earnings	—	—	—	—	—	—	—	(56,000)	56,000	—
Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	—	—	—	(56,000)	(56,000)
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(15,734)	—	(6,326)	22,060	—
Net income for the year	—	—	—	—	—	—	—	—	119,102	119,102

Balances as of 06.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	119,102	828,960

Distribution to legal reserve – Shareholders meeting as 10.29.10	—	—	—	—	—	—	5,955	—	(5,955)	—
Distribution to voluntary reserve for general purposes – Shareholders meeting as 10.29.10	—	—	—	—	—	147	—	—	(147)	—
Dividends distribution - Shareholders meeting as of 10.29.10	—	—	—	—	—	—	—	—	(113,000)	(113,000)
Conversion of Notes	47,755	—	13,485	61,240	—	—	—	—	—	61,240
Advanced dividend distribution - Board of Directors minute as of 03.30.11 (Note 10)	—	—	—	—	—	—	—	—	(130,825)	(130,825)
Net income for the year	—	—	—	—	—	—	—	—	260,578	260,578

Balances as of 06.30.11	125,961	84,621	536,290	746,872	3,953	147	26,045	183	129,753	906,953

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	39,685	15,353
Cash and cash equivalents as of the end of the year	129,432	39,685

Net increase in cash and cash equivalents	89,747	24,332

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	260,578	119,102
Adjustments to reconcile net income to cash flows from operating activities
Income tax	102,371	52,891
Financial results	95,117	19,357
Depreciation of fixed assets	83,294	80,759
Amortization of intangible assets	955	3,096
Decreases of intangible assets	7,547	—
Charge of provision for contingencies	2,393	3,189
Amortization of negative goodwill, net	(2,051)	(961)
Net book value of fixed assets retired	614	298
Provision for Directors’ fees	9,810	8,980
Provision for tax on personal assets of shareholders	49	204
Income on equity investees	(56,485)	(34,317)
Loss for not exercise purchase option of Arcos	1,606	—
Allowance for doubtful accounts	4,647	7,101
Gain from recognition of inventories at net realizable value	(14,964)	(1,162)
Net income from sale of real estate property	(31,333)	—
Changes in certain assets and liabilities, net of non-cash transactions and the effect of acquisitions:
Increase in accounts receivable	(17,692)	(15,361)
(Increase) Decrease in other receivables and prepaid expenses	(18,452)	4,234
Decrease (Increase) in Inventory	60,834	(1,112)
(Decrease) Increase in trade accounts payable	(5,823)	17,370
Increase in customer advances	51,379	22,517
Increase (Decrease) in salaries and social security payable	4,154	(1,850)
Decrease in taxes payable	(74,952)	(87,459)
Increase (Decrease) in other liabilities	7,304	(5,089)
Decrease in provisions	(322)	(590)

Net cash provided by operating activities	470,578	191,197

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (continued) (1)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	401	15,124
Acquisition of undeveloped parcels of land and other real estate	(194)	(3,066)
Acquisition of fixed assets	(27,647)	(16,090)
Acquisition of subsidiaries, net of cash acquired	(56,295)	(10,652)
Increase in Arcos del Gourment S.A. common stock	—	(873)
Advances for purchase of Arcos del Gourmet S.A.´s shares	(1,217)	(389)
Irrevocable contributions in related parties	(8,058)	(22,065)
Advances for sale of Tarshop S.A.´s shares	—	20,422
Loans granted to related parties	(120,858)	—
Acquisition of intangible assets	—	(5,030)
Advances for purchase of companies	(1,022)	—
Collection of receivables from related parties	137,953	6,598
Payment of mortgage loans for acquisition of Beruti plot of land	—	(17,173)
Proceeds from sale of affiliated companies’ shares	83,556	—
Increase in cash from merger	—	3,592
Dividends collected	2,382	1,342

Net cash provided by (used in) investing activities	9,001	(28,260)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of Non-Convertible Notes	(212,301)	(39,799)
Proceeds from loans for purchase of shares TGLT	2,220	—
Payment of bank loans	—	(84,500)
Payment of loans granted by related parties	(72,311)	(7,243)
Payment of seller financing of Conil S.A.	—	(632)
Payment of seller financing of Arcos del Gourmet S.A.	(4,820)	(516)
Proceeds from related parties loans	89,390	12,556
Proceeds from short-term bank loans	—	39,500
Proceeds from (Payment of) overdrafts	51,815	(81,753)
Payment of dividens	(243,825)	(56,000)

Net cash used in financing activities	(389,832)	(138,605)

NET INCREASE IN CASH AND CASH EQUIVALENTS	89,747	24,332

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1.

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (continued)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11	06.30.10
Supplemental cash flow information
– Income tax	52,649	10,659
Non-cash activities:
– Conversion of non-convertible notes	61,240	—
– Increase in inventory through a decrease in other non-current investments	64,150	7,789
– Decrease in equity investment through a decrease in other liabilities	21,252	—
– Increase in fixed assets through a decrease in inventory	9,264	290
– Decrease in inventory through a decrease in customer advances	1,920	—
– Increase in equity investments through an increase in other liabilities	961	6,782
– Increase in goodwill through a decrease in non-current investment	—	12,563
– Increase in taxes payable through a decrease in equity investment	—	8,141
– Increase in fixed assets through a decrease in equity investment	—	27,919
– Increase in intangible assets through an increase in others liabilities	—	7,545
– Increase in equity investments through a decrease in other investments	—	2,254
– Increase in equity investments through an increase in short-term and long-term debt	—	14,754
– Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	9,399	—
– Increase in equity investments through an increase in other liabilities	16,006	—
– Decrease in equity investments through an increase in other receivables and prepaid expenses	783	—
– Decrease in other receivables and prepaid expenses through a decrease in short-term and long-term debt	—	1,310
– Increase in equity investments through a decrease in other receivables and prepaid expenses	—	5,242
– Decrease in other receivables and prepaid expenses through a decrease in taxes payable	—	11,614

Saúl Zang
Vice–President I
acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (continued)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.11	06.30.10
Purchase/Merger of subsidiary company
– Investments	(6,676)	(1,958)
– Accounts receivable	—	(34,409)
– Inventory	—	(254)
– Other receivables and prepaid expenses	(4,410)	(2,230)
– Equity investments	—	(915)
– Fixed assets	(69,774)	(291,065)
– Goodwill	—	2,509
– Trade accounts payable	2,768	3,702
– Customer advances	—	47,440
– Salaries and social security payable	—	2,188
– Taxes payable	—	33,347
– Other liabilities	1,167	11,515
– Provisions	—	2,125

– Net asset value incorporated by merger not affecting cash	(76,925)	(228,005)

– Increase in cash from the merger	—	(3,592)

– Goodwill	15,439	—

– Net asset value acquired/ incorporated by merger	(61,486)	(231,597)

– Purchase value/ Equity method prior to merger	—	231,597

– Amount financed by the sellers	33,403	—

– Advance payments	28,083	—

– Outflows of cash	—	—

Saúl Zang
Vice-President I
acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years

beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

1.	Comparative Information

The comparative information at June 30, 2010 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current year presentation.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Cash and banks:

Cash on hand was computed at nominal value.

2.	Investments:

2.1.	Current investments

Mutual funds have been valued at quotation value at year – end.

Mortgage bonds have been valued at quotation value at year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. In addition, the composition of Mutual Funds has been analyzed in order to determine its liquidity.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i.iii), as of the closing date of these financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at year – end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost and it is disclosed in Exhibit C.

Uruguay-based Torodur S.A. has been classified as integrated entity into the Company’s operations in relation to its investments.

Torodur´s assets and liabilities were converted into Argentine pesos at the exchange rate in force at year-end. The statement of income accounts have been converted into Argentine pesos at the exchange rates in force at the time of each transaction. The investment is disclosed in Exhibit C.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements and air spaces are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at year – end.

See the breakdown of investments in underveloped parcels of land in Exhibit D.

3.	Inventory:

Inventories in general have been valued at original cost. The values thus obtained do not exceed their respective recoverable values estimated at year – end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets:

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at year – end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criterion of units to be received (the price established in the respective title deeds).

In accordance with Note 8.b) on July 1, 2010, the Company acquired Soleil Factory goodwill. The Company determined that the transaction represents the acquisition of a business and consequently, the Company booked the transaction under the acquisition method.

In that respect, APSA identified the assets and liabilities acquired, including intangible assets such as: rental agreements acquired which did not meet arms’ length principle, saved costs, rentals earned by acquiring an already operating shopping center and construction rights.

This identification process and the corresponding assessment of current values call for complex analysis and material estimations.

APSA uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the land, real property and construction rights.

As established by Technical Resolution No. 21, should the value of tangible and intangible assets and liabilities identified exceed the purchase price paid, the acquired intangibles are not recognized for they would increase the negative goodwill resulting from such acquisitions at the time of purchase. Negative goodwill is amortized over 14 years.

5.	Intangible assets:

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

5.1	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See note 8.i and iii)).

6.	Goodwill:

6.1	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization has been classified in Net income on equity investees in the Statements of Income.

The values thus obtained do not exceed their respective recoverable values estimated at year – end.

6.2	Negative Goodwill, net

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b), and it is amortized over a term of 14 years as from July 1st, 2010.

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Soleil Factory is shown in Amortization of goodwill in the Statements of Income.

7.	Monetary assets and liabilities:

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities:

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year – end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable:

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

10.	Financial receivables and payables:

Financial receivables and payables have been valued at their nominal value plus accrued interest at year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal year – end.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

11.	Other receivables and liabilities:

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at each fiscal year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties:

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and Provisions:

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

14.	Income tax:

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

15.	Minimum Presumed Income Tax (MPIT):

The Company calculates MPIT by applying the current 1% rate on computable assets at year – end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

16.	Shareholders´ equity:

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

17.	Revenue recognition:

17.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

17.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.
2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.
3.	The Company’s receivable is not subject to future subordination.
4.	The Company has transferred the property to the buyer.

18.	Results for the year:

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the year are presented at their nominal value.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.11	06.30.10
Cash in local currency	240	263
Cash in foreign currency (Exhibit G)	67	96
Bank accounts in local currency	2,804	3,157
Bank accounts in foreign currency (Exhibit G)	5,731	14,687

Total cash and banks	8,842	18,203

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

b)	Accounts receivable, net:

	06.30.11	06.30.10
Current
Checks to be deposited	72,366	51,843
Leases and services receivable (Exhibit G)	54,807	41,334
Debtors under legal proceedings	35,271	29,782
Pass-through expenses receivable	15,176	17,323
Related parties (Note 5) (Exhibit G)	13,717	40,741
Notes receivable (Exhibit G)	4,971	2,256
Mortgages receivable Torres de Abasto	647	563
Credit cards receivable	362	90
Allowance for doubtful accounts (Exhibit E)	(38,390)	(34,935)

Total	158,927	148,997

Non-current
Leases and services receivable (Exhibit G)	439	417
Mortgages receivable Torres de Abasto	114	154
Notes receivable (Exhibit G)	—	324

Total	553	895

Total accounts receivable, net	159,480	149,892

c)	Other receivables and prepaid expenses, net:

	06.30.11	06.30.10
Current
Related parties (Note 5) (Exhibit G)	31,286	32,258
Prepaid expenses (Exhibit G)	22,258	14,250
Prepaid services	4,842	894
Other tax credits	2,584	1,468
Other tax credits – Gross revenue tax	1,750	2,227
Guarantee deposits	150	—
Others	1	80

Total	62,871	51,177

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	06.30.11	06.30.10
Non-current
Deferred tax assets (Note 12)	1,079	—
Mortgages receivable	2,208	2,208
Other tax credits	957	730
Prepaid expenses	1,861	1,323
Expenses to be accrued	1,699	—
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)

Total	5,596	2,053

Total other receivables and prepaid expenses, net	68,467	53,230

d)	Inventory:

	06.30.11	06.30.10
Current
Rosario plot of land (Note 8.l))	25,511	8,728
Torres Rosario (Note 8.d))	3,037	3,379
Torres Rosario under construction (Note 8.d))	4,206	—
Carlos Gardel plot of land	—	1,698
Others	2,621	466

Total	35,375	14,271

Non-current
Units to be received Beruti (Note 8.e) and Note 5)	23,309	—
Torres Rosario under construction (Note 8.d))	3,444	7,644

Total	26,753	7,644

Total inventory	62,128	21,915

e)	Negative goodwill, net:

	06.30.11	06.30.10
Empalme S.A.I.C.F.A. y G.	(7,815)	(8,450)
Soleil Factory (Note 8.b))	(14,349)	—
Mendoza Plaza Shopping S.A.	(5,335)	(5,661)

Total negative goodwill, net	(27,499)	(14,111)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

f)	Trade accounts payable:

	06.30.11	06.30.10
Current
Accruals (Exhibit G)	35,481	31,867
Suppliers (Exhibit G)	21,955	14,569
Related parties (Note 5) (Exhibit G)	5,868	20,005
Others	258	128

Total	63,562	66,569

Non-current
Suppliers	47	95

Total	47	95

Total trade accounts payable	63,609	66,664

g)	Short-term and long-term debt:

	06.30.11	06.30.10
Current
- Banks
Overdrafts	51,815	—
Accrued bank interest	458	—

Subtotal	52,273	—

- Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	39,766	121,336
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	5,176	6,597
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	5,864	8,291
Seller financing – Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	8,900	9,511
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	4,714	—
Related parties (Note 5) (Exhibit G)	2,345	—
Deferred debt costs	(483)	(1,188)

Subtotal	66,282	144,547

Total	118,555	144,547

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	06.30.11	06.30.10
Non-current
- Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	452,100	491,831
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	130,515	185,653
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	35,125	—
Deferred debt costs	(2,237)	(2,930)
Seller financing – Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	—	3,591

Total	615,503	678,145

Total short-term and long-term debt	734,058	822,692

h)	Salaries and social security payable:

	06.30.11	06.30.10
Provision for vacation and bonuses	14,039	10,878
Social security payable	2,625	1,982
Others	577	227

Total salaries and social security payable	17,241	13,087

i)	Taxes payable:

	06.30.11	06.30.10
Current
Provision for Income tax, net	60,225	32,817
Value Added Tax (VAT) – payable	14,082	5,504
Tax amnesty plan for municipality taxes payable	537	—
Income tax withholdings	4,810	844
Other tax withholdings	3,444	2
Tax amnesty plan for income tax payable	1,695	1,502
Gross revenue tax withholdings	3,222	2,470
Tax amnesty plan for gross revenue tax payable	358	332
Interest payable on tax debt	3,678	—
Other taxes payable	503	1,032

Total	92,554	44,503

Non-current
Tax amnesty plan for income tax payable	16,752	18,447
Deferred income tax (Note 12)	—	18,530
Tax amnesty plan for gross revenue tax payable	610	968

Total	17,362	37,945

Total taxes payable	109,916	82,448

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

j)	Customer advances:

	06.30.11	06.30.10
Current
Admission rights	52,114	42,175
Lease advances (Note 8.m))	26,658	17,610
Advance for sale of Rosario plots of land (Note 8.l)) (Exhibit G)	18,595	—
Customer advances (Exhibit G)	15,528	15,402
Guarantee deposits (Exhibit G)	1,242	1,807
Related parties (Note 5)	—	402

Total	114,137	77,396

Non-current
Admission rights	59,547	45,530
Lease advances (Note 8.m))	20,993	22,651
Guarantee deposits	359	—

Total	80,899	68,181

Total customer advances	195,036	145,577

k)	Other liabilities:

	06.30.11	06.30.10
Current
Related parties (Note 5)	13,066	67
Provision for Directors’ fees net of advances (Note 5)	9,810	8,980
Other liabilities	16,004	—
Withholdings and guarantee deposits	477	439
Contributed leasehold improvements (Note 8.n))	332	462
Below market leases	435	11
Advance for sale of Tarshop S.A.’s shares (Exhibit G)	—	21,070
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	—	3,529
Equity investments (Exhibit C)	—	961
Others	466	583

Total	40,590	36,102

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	06.30.11	06.30.10
Non-current
Related parties (Note 5)	32,229	13,919
Contributed leasehold improvements (Note 8.n)	9,170	9,502
Provision ABL assessment	1,836	—
Below market leases	449	141
Directors’ guarantee deposits (Note 5)	12	12
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	—	3,322

Total	43,696	26,896

Total other liabilities	84,286	62,998

l)	Provisions:

	06.30.11	06.30.10
Non-current
Provision for contingencies (Exhibit E)	9,459	7,388

Total provisions	9,459	7,388

m)	Financial results, net:

	06.30.11	06.30.10
Generated by assets:
Interest income from past-due receivables	5,071	6,506
Results from financial investments (Note 5)	3,648	3,734
Mortgage loans interest Torres de Abasto	42	56
Other interest	1,231	442

Subtotal interest	9,992	10,738

Foreign currency exchange gain (loss)	12,991	(152)

Other holding results	(7,264)	4,401

Subtotal	15,719	14,987

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	06.30.11	06.30.10
Generated by liabilities:
Financial expenses (Note 5)	(76,071)	(82,433)
Interest on taxes payable	(6,521)	(8,234)
Other interest	(70)	(14)

Subtotal interest	(82,662)	(90,681)

Foreign currency exchange loss (Note 5)	(30,632)	(23,120)

Loss from derivative financial instruments (Note 5)	—	(2,582)
Gain from repurchase of Non Convertible Notes (Note 5)	289	—

Subtotal other financial expenses	289	(2,582)

Subtotal	(113,005)	(116,383)

Total financial results, net	(97,286)	(101,396)

n)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	06.30.11 (in thousands)	06.30.10 (in thousands)
Weighted-average outstanding shares	1,130,083	782,064
Weighted-average diluted ordinary shares	2,378,392	2,575,309

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share.

	06.30.11	06.30.10
Net income for calculation of basic earnings per share	260,578	119,102
Interest – Convertible Notes	13,046	18,097
Foreign currency exchange loss on Convertible Notes	6,150	6,329
Income tax	(6,718)	(8,549)

Net income for calculation of diluted earnings per share	273,056	134,979

Basic net earnings per share	0.2306	0.1523
Diluted net earnings per share	0.1148	0.0524

NOTE 4:	COMMON STOCK

As of June 30, 2011, the capital stock consisted of 1,259,608,411 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	55,961	(*)	10.07.10	03.02.11

	125,961

(*)	Capital subscribed in connection with the conversion of convertible notes. Includes the conversion of shares made on October 7, 2010 reaching 1,259,608,411 shares at the date of these financial statements (See Note 9. a)).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	06.30.11
Company	Current Investments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Inventory / Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Other liabilities Current	Other liabilities Non-Current
Arcos del Gourmet S.A. (2)	—	2,169	1,083	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	1	222	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	25	—	—	(3)	—	—	—	—	—
Conil S.A. (2)	—	29	—	—	—	—	—	—	—	—
Consorcio Libertador (5)	—	1	—	—	(3)	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	11	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	11,450	—	—	—	—	—	(10,872)	—
Cyrsa S.A. (8)	—	172	—	—	(1,097)	—	—	—	—	—
Directors	—	2	—	—	—	(2)	(41)	—	(9,810)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,155	—	—	(841)	—	—	—	(277)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	(720)	—	—	—	—	—
Fibesa S.A. (2)	—	2,438	786	—	(14)	—	—	—	(318)	(10,052)
Fundación IRSA (5)	—	5	—	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	13	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (6)	—	—	—	—	(1)	—	—	—	—	—
Inversiones Financieras del Sur S.A. (14)	—	—	—	—	—	—	—	—	—	—
IRSA International LLC (6)	—	—	51	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	1,844	10	—	(2,726)	(19,228)	(130,444)	—	(2)	—
Llao llao Resorts S.A. (6)	—	73	—	—	(74)	—	—	—	—	—
Metroshop S.A. (12)	—	31	2,200	—	—	—	—	—	—	(22,177)
Museo de los Niños (5)	—	1,752	—	—	(6)	—	—	—	—	—
Nuevas Fronteras S.A (6)	—	—	—	—	(146)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	3,560	—	—	(224)	—	—	—	(1,571)	—
Personnel	—	—	1,991	—	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	—	—	—	—	—	—	—	(26)	—
Solares de Santa María S.A. (6)	—	2	—	—	(2)	—	—	—	—	—
Tarshop S.A. (11)	—	213	13,715	—	—	—	—	—	—	—
TGLT S.A. (15)	—	—	—	32,573	—	(2,345)	—	—	—	—

Total	1	13,717	31,286	32,573	(5,868)	(21,575)	(130,485)	—	(22,876)	(32,241)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

	06.30.10
Company	Current In vestments	Accounts receivable, net: Current	Other receivables and prepaid expenses, net Current	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Other liabilities Current	Other liabilities Non-Current
Arcos del Gourmet S.A. (2)	—	501	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	242	350	—	—	—	—	(343)	—	—
Cactus S.A. (1)	—	17	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	2	—	—	—	—	—	—	—
Conil S.A. (2)	—	36	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,161	4,854	(16,232)	(215)	(19,655)	—	—	—
Cyrsa S.A. (8)	—	146	—	(206)	—	—	—	—	—
Directors	—	2	5	—	(3)	(68)	—	(8,980)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,219	—	(729)	(12,206)	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(238)	—	—	—	—	—
Fibesa S.A. (2)	—	1,293	—	—	—	—	—	(45)	(13,919)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	7	—	(6)	—	—	—	—	—
IRSA International LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,729	—	(2,163)	(20,720)	(293,890)	(59)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(40)	—	—	—	—	—
Museo de los Niños (5)	—	1,083	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	(6)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	27,439	—	(272)	—	—	—	(22)	—
Parque Arauco S.A. (13)	—	—	—	—	(2,716)	(60,822)	—	—	—
Personnel	—	—	1,391	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	22	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	3,718	25,961	(100)	—	—	—	—	—

Total	242	40,741	32,258	(20,005)	(35,860)	(374,435)	(402)	(9,047)	(13,931)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

	06.30.11
Company	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Arcos del Gourmet S.A. (2)	—	1,231	—	—	83	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	(964)	—	(39,275)
CAM Communications LP (Delaware) (5)	—	—	—	—	42	—	—	—
Directors	—	—	—	(29,419)	—	(4)	—	—
Emprendimiento Recoleta S.A. (2)	—	2,180	—	—	—	(1,480)	2	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(2,274)	—	—	—	—
Fibesa S.A. (2)	—	162	(1,622)	—	—	(1,247)	—	—
Fundación IRSA (5)	—	—	—	—	—	—	(213)	—
Inversiones Financieras del Sur S.A. (14)	—	—	—	—	516	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	(4,593)	1,871	(18,665)	—	1,354
Metroshop S.A. (12)	—	—	—	—	—	(341)	—	—
Panamerican Mall S.A. (2)	—	5,727	—	—	—	—	1	—
Parque Arauco S.A. (13)	—	—	—	—	—	(315)	—	—
Personnel	—	—	—	—	160	(1)	—	—
Shopping Neuquén S.A. (2)	—	—	—	—	147	—	—	—
Tarshop S.A. (11)	1,636	—	—	—	675	—	—	—
TGLT S.A. (15)	—	—	—	—	—	(43)	—	—

Total	1,636	9,300	(1,622)	(36,286)	3,494	(23,060)	(210)	(37,921)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.10
	Income from leases	Revenues others	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	—	—	(204)	—
Arcos del Gourmet S.A. (2)	—	352	—	560	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(4,100)	—	(16,254)
Directors	—	—	(21,840)	—	(9)	—	—
Emprendimiento Recoleta S.A. (2)	—	144	—	—	(960)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,621)	—	—	—	—
Fibesa S.A. (2)	—	162	—	—	(1,511)	—	—
Fundación IRSA (5)	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(3,472)	—	(37,869)	—	547
Panamerican Mall S.A. (2)	—	5,427	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	(8,049)	—	—
Personnel	—	—	—	—	—	—	—
Tarshop S.A. (2)	919	—	—	2,926	—	—	52

Total	919	6,085	(26,933)	3,486	(52,498)	(204)	(15,655)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Subsidiary
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Affiliated Company/Subsidiary See Note 8.i.iii).
12.	Subsidiary since January 1st, 2011 See Note 8.k).
13.	Shareholders of the Company up to October 7, 2010.
14.	Shareholder of Cresud S.A.C.I.F. y A.
15.	Equity investee of APSA.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	06.30.11	06.30.10
Income on equity investees	62,175	40,737
Amortization of goodwill and higher values	(5,690)	(6,420)

Total	56,485	34,317

NOTE 7:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of June 30, 2011, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c))

b)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2011 amounts to Ps. 36,889 (disclosed in other Non-current investments - Undeveloped parcels of land). (See Exhibit D).

c)	As regards the case styled “Case File N° 88,390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

d)	As of August 3, 2011 a mortgage was granted on Soleil Factory (See Note 17.a).

e)	On June 15, 2011, the Company pledged Corporate Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Aquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock, representing 80% of the capital stock establishing the price for the shares representing 40% of the company’s capital stock and votes at USD 4.3 million and for the remaining 40% at a fixed price of USD 0.84 million and a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million (see Note 17.d)).

The remaining unpaid balance as of the date of these financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 20% of the investment required to carry out the project that will be paid off upon the possible increase of the capital required to develop the project, up to the amount of USD 6.9 million disclosed in “Short-term debt”.

On June 25, 2010, Alto Palermo S.A., subscribed an agreement for the option to purchase shares, which represent 17.54% of capital stock and votes of Arcos del Gourmet S.A., for USD 1.4 million. The closing date to exercise the purchase option expired on April 30, 2011 and that option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. held the preemptive right. The party granting the option did not call for a bid and the option forfeited. The result of such option is shown under Other income (expenses) net.

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is USD 20.7 million of which USD 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of USD 13.6 million accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. Principal will be settled as follows: i) USD 1 millon with the delivery of the title deed and ii) USD 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later.

The above is disclosed at present value in Short and Long-term debt.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”, becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property (see Note 17.a)).

Furthurmore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the issuance date of these financial statements any of the two conditions has been fulfilled.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 232 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the province of Cordoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theater.

Alto Palermo S.A. (APSA) has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The Company has recorded this transaction as non-current investments. (Exhibit D).

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

Such transaction is disclosed in inventory – Torres Rosario (Note 3.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 45 parking spaces and 5 trunks.

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

e)	Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT S.A. plans to construct a department building with both residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

The above is disclosed in the accounts inventory (Note 3.d.)) and Fixed assets (Exhibit A) – Units to be received Beruti. The deal is included in gross profit under the line “Others”.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works. (See Note 17.c)).

f)	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

g)	Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets (Exhibit A).

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Parana granted the clearance to make the shopping mall. As of the date these financial statements are issued, none of these two conditions have been fulfilled.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal preclearance.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

h)	Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010 and January 2011, the Company acquired 42,810 and 98,000 shares at Ps. 0.4 and Ps. 0.9 million, respectively.

On April 4, 2011, the Company acquired 876,474 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 7.9 million, reaching an 8.86% in TGLT S.A.’s common capital stock.

They are reflected in accounting terms in Exhibit C.

i)	Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1st, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall or commercial centers of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of USD 2.2 million. At the date of issuance of these financial statements, there are not outstanding balances.

ii)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, the Company acquired the remaining minority interest (1.4122%) in Tarshop S.A. for USD 0.54 million, reaching the 100% of the shareholding.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On June 15, 2011, the Company granted Corporate Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million to replace a prior pledge, which was discharged and as a result funds were released.

Banco Hipotecario shall release 50% of the pledged Corporate Notes after one year as from the date appearing on the Closing Minutes and the remaining 50% after two years from such date.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect holdings of the Company’s Series I convertible notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

k)	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop S.A.’s common capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Metroshop S.A.´s capital stock in a total amount of Ps. 0.8 million, which has not been paid-in as of the financial statements date. Such amount is disclosed in Other Receivables and prepaid expenses, net- Related Parties.

The equity investment with Metroshop S.A. as of the year - end is disclosed in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

l)	Sale of properties

Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer Acceptance	Agreed price (in thousands of USD)	Collected amount (in thousands of USD)		Title deed´s date
2 A	04/14/2010	4,200		4,200	05/26/2011
2 E	05/03/2010	1,430		1,430	09/29/2010
2 F	11/10/2010	1,931	(i)	1,255	07/06/2011
2 B	12/03/2010	1,507		1,507	—
2 C	12/03/2010	1,507		1,507	—
2 D	12/03/2010	1,539	(ii)	256	—

(i)	On July and August 2011, advances were collected by additional amount of USD 512.
(ii)	On July 6, 2011 date of the title deed, USD 676 were collected.

The lots subject to these transactions have been recorded to the inventory account. (Note 3.d)).

m)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2011 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j)).

n)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At year-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (see Note 3.k).

o)	Acquisition of Torodur S.A.’s shares

On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case. The total price of the transaction amounted to Ps. 2.36.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

p)	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired from Boldt S.A. and Inverama S.L. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to USD 4.5 million payable over 24 monthly non-interest bearing installments, the latter installment being payable on February 2013. As of June 30, 2011, the first and second installment had already been paid as down payment in a total amount of USD 0.377 million. This transaction is recognized under non-current Investments in the line Advance for purchase of shares.

The purchase of shares of NPSF is contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe does not raise any challenge against the transaction.

Once this condition is met, within five (5) days the actual transfer of shares shall be completed, and APSA shall become owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, shall represent 50% of the stock and voting capital of NPSF. In addition, GRAINCO S.A., which currently holds a 33.33% share in the voting stock of NPSF shall own the remaining 50% (See Note 17.b)).

The down payment is recorded under non-current Investments (Exhibit C).

q)	General Shareholders Meeting of May, 26 2011

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•

Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.10 each, on one or many offerings, with additional paid-in capital or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the additional paid-in capital, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of face value Ps. 1 or USD 25.1 per ADS and a maximum price of Ps. 75 per share of face value Ps. 1 or USD 73.4970 per ADS.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

•

Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•

Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•

Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Corporate Notes with face value USD 31,755,502, for the amount of USD 36.1 million, equivalent to USD 1.13666 per Corporate Note.

NOTE 9:	ISSUANCE OF NOTES

a)	Issuance of convertible notes.

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Notes convertible into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 15.5 million. As from the conversion, the number of Company’s shares went from 782,064,214 to 1,259,608,411.

Thus, since the program was launched to date, the Corporate Noteholders exercised their conversion rights into common shares for a total amount of USD 18.3 million, thus causing the issuance of common shares at a face value of Ps. 0.1 each, as disclosed in Note 4.

The total amount of Convertible Notes as of June 30, 2011 amounts to USD 31.8 million, and they are all held by IRSA Inversiones y Representaciones Sociedad Anónima.

On May 26, 2011 APSA has made an offer to repurchase them, subject to certain conditions (See Note 8.q).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

On April 18, 2011 Alto Palermo S.A. (APSA) acquired from Cresud S.A.C.I.F. y A. Corporate Notes Series I due in 2017 for a face value of USD 5 million at a price of USD 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction.

As of June 30, 2011 total Series I and Series II Notes repurchased by the Company amount to USD 10 million and USD 1.4 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

IRSA Inversiones y Representaciones Sociedad Anónima is the holder of Series II Notes for Fv. Ps. 13.3 million.

These issuances are included within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed rate of 6.75% on the principal amount in USD, payable on a quarterly basis.

On May 12 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

NOTE 10:	ADVANCED DIVIDENDS DISTRIBUTION

On March 30, 2011, the Company´s Board of Directors decided to make available to the shareholders as from April 11, 2011, an advanced dividend in cash of Ps. 130,825.

NOTE 11:	BONUS TO THE MANAGEMENT

The Regular and Special Shareholders’ Meeting held on October 29, 2010, ratified the payment of the bonus for the Company’s Management. Its calculation has been ratified estimating it as from this year as 1% of the Company’s shareholders’ equity. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the year	Balances at the end of the year
Cash and banks	(59)	(515)	(574)
Accounts receivable, net	2,626	456	3,082
Other receivables and prepaid expenses, net	(1,812)	(139)	(1,951)
Inventory	(2,722)	(4,585)	(7,307)
Fixed assets, net	(13,762)	7,741	(6,021)
Other investments, net	(36,117)	(5,643)	(41,760)
Short-term and long-term debt	(1,441)	489	(952)
Customer advances	30,596	8,408	39,004
Salaries and social security payable	722	114	836
Taxes payable	—	518	518
Other liabilities	—	(1,937)	(1,937)
Provisions	2,586	724	3,310
Tax loss carryforwards	853	13,978	14,831

Total net deferred tax (liabilities) assets	(18,530)	(1) 19,609	1,079

(1)	Includes Ps. 4,410 of deferred tax assets arising from the acquisition of Soleil Factory, not affecting income.

The detail of income tax accumulated losses not expired that have not yet been used as of fiscal year - end amount to Ps. 42,374 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2009	132	06.30.2014
06.30.2010	192	06.30.2015
06.30.2011	40,159	06.30.2016

	42,374

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

The estimated effect as of June 30, 2011 that the adoption of the criteria would have generated is as follows:

i.	an increase of deferred income tax liabilities of Ps. 88,146, approximately, which should be charged to results of previous years for Ps. 95,746 (loss) and to results of the fiscal year for Ps. 7,600 (gain).

ii.	a decrease in assets for equity investments of Ps. 1,537, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,954 (loss) and to results of the fiscal year for Ps. 417 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	20,192	763
2011	7,521	258
2012	7,521	258
2013	7,521	258
2014	7,521	—
2015	7,521	—
2015 and higher	30,349	—

	88,146	1,537

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.11	06.30.10
Net income for the year (before income tax)	362,949	171,993
Current income tax rate	35%	35%

Income for the year at the tax rate	127,032	60,197
Permanent differences at the tax rate:
- Adjustment for inflation (1)	11,021	10,987
- Difference between tax return and provision	(2,917)	(6,146)
- Results on equity investees	(34,694)	(12,190)
- Statute-barred tax loss carryforwards	80	—
- Others	1,849	43

Total income tax charge for the year	(2) 102,371	52,891

(1)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.
(2)	Includes Ps. (15,199) related to deferred tax and Ps. 117,570 related to current income tax.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the fiscal year determined for fiscal purposes:

Items	06.30.11	06.30.10
Income tax charge in accounting records	102,371	52,891
-Temporary differences
- Increases
Cash and banks	(515)	—
Other investments, net	(5,643)	(1,763)
Accounts receivable, net	456	—
Provisions	724	1,654
Other receivables and prepaid expenses, net	(139)	(214)
Fixed assets	—	(5,209)
Inventory	(4,585)	—
Taxes payable	518	—
Other liabilities	(1,937)	—
Customer advances	8,408	12,124
Salaries and social security payable	114	—
Tax loss carryforwards	13,978	—
- Reversions
Cash and banks	—	50
Accounts receivable, net	—	(152)
Inventory	—	82
Fixed assets	3,331	—
Short-term and long-term debt	489	75
Other liabilities	—	292
Salaries and social security payable	—	(659)
Tax loss carryforwards	—	(4,799)

Income tax for fiscal purposes	117,570	54,372

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2011 and 2010, contributions paid by the Company amount to Ps. 1,301 and Ps. 1,466, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 16:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards, which is actually under execution.

NOTE 17:	SUBSEQUENT EVENTS

a.	Soleil Factory

On August 3, 2011, INCSA granted APSA the conveyance deed for the property and APSA paid the USD 1 million which was agreed to be paid on that date. On the same date, a first lien mortgage was granted on the property to secure payment of the balance (USD 12.6 million) plus interest.

b.	Nuevo puerto Santa Fe S.A

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto Santa Fe S.A. (NPSF) (See Note 8.p)), the transfer of shares was perfected. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

As agreed by the parties, the balance shall be payable in 19 equal, monthly and consecutive installments.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 17:	(Continued)

c.	Barter – Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, Alto Palermo S.A. filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

d.	Purchase of shares of Arcos del Gourmet S.A.

On September 7, 2011 APSA acquired shares of Pablo Bossi, Eduardo Giana and Patricio Tobal, representing 8.185% of Arcos Gourmet S.A.’s common stock and votes. The total price amounted to one million seven hundred and fifty thousand dollars (USD 1,750,000), to be paid within twenty four hours since the acquisition.

Furthermore, they agreed to modified the variable price of the shares acquired on 2009, representing forty (40%) of Arcos Gourmet S.A.’s common stock and votes. It was fixed on 10% applicable to all increases of Arcos Gourmet S.A.’s common stock.

ALTO PALERMO S.A. (APSA)

Fixed Assets

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

Items	Original Values						Depreciation								Net carrying value as of 06.30.11	Net carrying value as of 06.30.10
	Value as of beginning of year	Increases		Decreases	Transfers	Value as of end of the year	Accumulated as of beginning of year	Rate %		Increases		Decreases	For the year	Accumulated as of end of the year
													Amount
Shopping centers:
- Abasto	255,551		—	—	15	255,566	97,534	(	*)		—	—	7,945	105,479	150,087	158,017
- Alto Avellaneda	197,749		622	—	(260)	198,111	124,933	(	*)		—	—	13,879	138,812	59,299	72,816
- Paseo Alcorta	131,521		122	(656)	213	131,200	61,857	(	*)		—	(48)	5,083	66,892	64,308	69,664
- Patio Bullrich	168,820		50	—	995	169,865	80,419	(	*)		—	—	7,848	88,267	81,598	88,401
- Alto Noa (Note 7.c))	44,092		205	—	8	44,305	22,558	(	*)		—	—	2,296	24,854	19,451	21,534
- Alto Rosario	92,627		43	—	71	92,741	13,885	(	*)		—	—	2,654	16,539	76,202	78,742
- Alto Palermo	430,414		56	—	148	430,618	295,551	(	*)		—	—	21,402	316,953	113,665	134,863
- Mendoza Plaza	117,332		808	—	689	118,829	37,509	(	*)		—	—	4,562	42,071	76,758	79,823
- Cordoba Shopping – Villa Cabrera	97,433		213	—	2,208	99,854	30,873	(	*)		—	—	4,803	35,676	64,178	66,560
- Soleil Factory (Note 8.b))	—		41,604	—	28,300	69,904	—	(	*)		—	—	3,774	3,774	66,130	—
Other properties	20,911		—	—	—	20,911	2,501	(	*)		—	—	628	3,129	17,782	18,410
Leasehold improvements	8,023		7	—	—	8,030	6,471	(	*)		—	—	1,323	7,794	236	1,552
Facilities	39,930		996	—	1,907	42,833	26,339	10			—	—	2,538	28,877	13,956	13,591
Furniture, fixture and equipment	24,287		2,372	—	2,480	29,139	16,007	10			—	—	2,536	18,543	10,596	8,280
Vehicles	291		—	—	—	291	272	33			—	—	6	278	13	19
Computer equipment	20,213		724	—	138	21,075	18,905	33			—	—	985	19,890	1,185	1,308
Software	9,054		622	—	255	9,931	7,730	20			—	—	1,032	8,762	1,169	1,324
Suppliers advances	28,193		10,398	—	(32,581)	6,010	—	—			—	—	—	—	6,010	28,193
Units to be received Beruti (Note 5)	—		—	—	9,264	9,264	—	—			—	—	—	—	9,264	—
Work in progress:
- Rosario	47		320	—	(13)	354	—	—			—	—	—	—	354	47
- Patio Bullrich	1,237		188	—	(1,032)	393	—	—			—	—	—	—	393	1,237
- Alcorta	999		648	(6)	(37)	1,604	—	—			—	—	—	—	1,604	999
- Abasto	425		1,305	—	481	2,211	—	—			—	—	—	—	2,211	425
- Avellaneda	638		1,834	—	(183)	2,289	—	—			—	—	—	—	2,289	638
- Alto Noa	36		16	—	(1)	51	—	—			—	—	—	—	51	36
- Office property	305		1,042	—	35	1,382	—	—			—	—	—	—	1,382	305
- Alto Palermo Shopping	121		2,478	—	(1,927)	672	—	—			—	—	—	—	672	121
- Mendoza Plaza Shopping	730		285	—	(212)	803	—	—			—	—	—	—	803	730
- Cordoba Shopping – Villa Cabrera	2,398		180	—	(1,946)	632	—	—			—	—	—	—	632	2,398
- Soleil Factory	—		2,200	—	249	2,449	—	—			—	—	—	—	2,449	—

Total as of 06.30.11	1,693,377		69,338	(662)	9,264	1,771,317	843,344	—			—	(48)	(1) 83,294	926,590	844,727	—

Total as of 06.30.10	1,097,536	(2)	578,942	(17,633)	34,532	1,693,377	501,231	—		(3)	257,414	3,940	80,759	843,344	—	850,033

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 427 that are recovered from tenants.
(2)	Includes Ps. 563,316 incorporated by merger.
(3)	Incorporated by merger.

ALTO PALERMO S.A. (APSA)

Intangibles assets

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original Values					Amortizations
	Value as of beginning of year	Increases	Decreases		Value as of end of the year	Accumulated as of beginning of year	Decreases		Rate %	For the year (1)	Accumulated as of end of the year	Net as of 06.30.11	Net as of 06.30.10
										Amount
Non-compete agreement (Note 8.i.i))	12,174	—	(2)	(12,174)	—	3,757	(2)	(4,627)	—	870	—	—	8,417
Trademarks	907	—		—	907	525		—	—	85	610	297	382

Total as of 06.30.11	13,081	—		(12,174)	907	4,282		(4,627)	—	955	610	297	—

Total as of 06.30.10	495	12,586		—	13,081	472		—	—	3,810	4,282	—	8,799

(1)	The amortization charge is disclosed in Exhibit H.
(2)	The decreases are discloused in Finacial results

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.11	Value recorded as of 06.30.10	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the year	Shareholders’ equity
Tarshop S.A. – Equity value (2)		26,759,288	54,088	143,348	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	06.30.11	133,796	77,281	204,625	20%
Tarshop S.A. – Goodwill	1		—	6,740
Tarshop S.A. – Higher Investment value			—	676
Tarshop S.A. – Allowance for recognition of investments at recoverable value (5)			—	(19,070)
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	23,707	21,745	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	06.30.11	25,054	9,952	46,023	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(186)	(262)
Shopping Neuquén S.A. - Equity Value	1	6,256,308	6,729	5,152	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	06.30.11	6,375	1,781	13,167	98.144%
Shopping Neuquén S.A. - Higher investment value			4,730	6,442
Shopping Neuquén S.A. - Irrevocable contributions			6,315	1,920
Fibesa S.A. - Equity Value.	1	2,323,125	17,664	15,517	Agent	Moreno 877 - 23º Floor - C.A.B.A.	06.30.11	2,323	11,546	17,664	99.99996%
Fibesa S.A. – Goodwill			—	342
Panamerican Mall S.A. – Equity Value	1	397,661,435	458,554	443,586	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	06.30.11	497,077	17,709	573,192	80%
Panamerican Mall S.A. – Irrevocable contributions			—	800
Panamerican Mall S.A. – Higher investment value (1)			108,639	110,643
Conil S.A. – Equity Value	1	1,903,115	1,605	1,465	Real estate investments	Lavalle 1290 7° Floor of. 701 – C.A.B.A.	06.30.11	1,953	54	1,647	97.46%
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	10,278,965	8,920	10,182	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A	06.30.11	13,411	(1,673)	14,935	80%
Arcos del Gourmet S.A. – Irrevocable contributions			3,028	—
Arcos del Gourmet S.A. – Higher Investment value (3)			20,873	20,873
Metroshop S.A.- Equity value (4)	1	36,800,000	18,786	(961)	Consumer finance	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	06.30.11	36,800	12,737	19,775	95%
TGLT S.A. (6)	1	6,231,946	56,295	—	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	—	—	—	—	8.86%
Torodur S.A. (8)	1	2,400,000	555	—	Investments	Colonia 810 – Of. 403 Montevideo - Uruguay	06.30.11	481	(276)	555	100%
Advance for purchase of shares (7)			1,022	—			—	—	—	—	—

Total			791,796	769,610

(1)	As of June 30, 2011 and 2010 includes Ps. 96,474 and Ps. 98,660, corresponding to financial costs, respectively.
(2)	See Note 8.i.ii) y 8 i.iii).
(3)	See Note 8.a).
(4)	See Note 8.k).
(5)	See Note 8.i.iii).
(6)	Valued at acquisition cost. See Note 8.h).
(7)	Customer advances for purchase of Nuevo Puerto Santa Fe’ shares. See Note 8.p) and Exhibit G.
(8)	See Note 8.o).

ALTO PALERMO S.A. (APSA)

Other Investments

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	Value as of 06.30.11	Value as of 06.30.10
Current
Mutual funds in foreign currency (1) (Exhibit G)	120,590	13,813
Mutual funds in local currency (1)	528	8,357
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	242

Total current	121,119	22,412

Non-current
Undeveloped parcels of land:
- Caballito plot of land (Note 7.b))	36,889	36,745
- Patio Olmos (Note 8.c))	32,949	32,949
- Beruti plot of land (Note 8.e))	—	52,934
- Torres Rosario plot of land	—	11,166
- Air Space Coto (Note 8.f))	13,188	13,188
- Construction rights on Soleil Factory (Note 8.b))	6,676	—
Option’s purchase advances (Exhibit G)	—	389
Other real estate	1,443	1,443
Other investments	56	56

Total non-current	91,201	148,870

Total	212,320	171,282

(1)	Includes Ps. 120,590 and Ps. 21,482 as of June 30, 2011 and 2010, respectively, considered cash equivalentes in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year		Increases		Decreases	Carrying value as of 06.30.11	Carrying value as of 06.30.10
Deducted from assets:
Allowance for doubtful accounts	34,935	(1)	7,918	(2)	(4,463)	38,390	34,935
Allowance for mortgage receivables	2,208		—		—	2,208	2,208

Total as of 06.30.11	37,143		7,918		(4,463)	40,598	—

Total as of 06.30.10	27,745		17,505		(8,107)	—	37,143

Included in liabilities:
Provision for non-current contingencies	7,388	(1)	4,631	(3)	(2,560)	9,459	7,388

Total as of 06.30.11	7,388		4,631		(2,560)	9,459	—

Total as of 06.30.10	2,664		5,314		(590)	—	7,388

(1)	Corresponds to charges of the year disclosed in Exhibit H.
(2)	Includes Ps. 539 correspond to uses and Ps. 3,924 correspond to recoveries. Increases and recoveries are disclosed together with Ps. 653 of debt relief in Exhibit H.
(3)	Ps. 322 correspond to uses and Ps. 2,238 correspond to recovery of provisions, which are disclosed net, together with the charge in Exhibit H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	06.30.11	06.30.10
Cost of leases and services
Expenses (Exhibit H)	115,574	109,208

Cost of leases and services	115,574	109,208

Cost of others
Inventory as of the beginning of the year (Note 3.d))	21,915	11,308
Purchases of the year	27,007	1,426
Transfers	64,150	8,079
Incorporation by merger	—	254
Decrease	(1,189)	—
Expenses (Exhibit H)	10	14
Gain from recognition of inventories at net realizable value	14,964	1,162
Inventory as of the end of the year (Note 3.d))	(62,128)	(21,915)

Cost of others	64,729	328

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

At June 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	06.30.11	06.30.10
Assets
Current Assets
Cash and banks	USD	1,401	4.070	5,701	13,193
Cash and banks	Euros	15	5.906	87	1,581
Cash and banks	Pounds	2	6.538	10	9
Other investments, net	USD	29,629	4.070	120,590	13,813
Accounts receivable, net	USD	11,449	4.070	46,596	18,354
Accounts receivable, net	Uruguayan Pesos	349	0.1936	77	65
Accounts receivable, net – Related parties	USD	37	4.011	151	1,450
Other receivables and prepaid expenses, net	USD	294	4.070	1,150	365
Other receivables and prepaid expenses, net	Euros	3	5.906	17	—
Other receivables and prepaid expenses, net - Related parties	USD	12	4.110	51	49

Total Current Assets				174,430	48,879

Non-Current Assets
Other investments, net	USD	—	4.110	—	389
Equity Investments	USD	251	4.070	1,022	—
Accounts receivable, net	USD	91	4.070	371	479
Total Non-Current Assets				1,393	868

Total Assets as of 06.30.11				175,823	—

Total Assets as of 06.30.10				—	49,747

Liabilities
Current Liabilities
Trade accounts payable	USD	1,854	4.110	7,618	16,667
Trade accounts payable – Related parties	USD	234	4.110	963	350
Short-term debt	USD	5,372	4.110	22,078	43,834
Customer advances	USD	5,112	4.110	21,009	7,924
Other liabilities	USD	—	4.110	—	24,599

Total Current Liabilities				51,668	93,374

Non-Current Liabilities
Long-term debt	USD	150,302	4.110	617,740	667,747
Other liabilities	USD	—	4.110	—	3,322

Total Non-Current Liabilities				617,740	671,069

Total Liabilities as of 06.30.11				669,408	—

Total Liabilities as of 06.30.10				—	764,443

(1)	Exchange rates as of June 30, 2011 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2010 and 2009

and ended June 30, 2011 and 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 06.30.11	Costs						Expenses		Total as of 06.30.10
		Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	83,822	—	82,952	—	—	—	82,952	—	870	82,225
Fees for Directors	29,419	—	—	—	—	—	—	29,419	—	21,840
Taxes, rates, contributions and services	28,814	7	233	33,615	3,436	(37,051)	240	9,538	19,036	20,303
Parking	11,996	—	11,996	—	—	—	11,996	—	—	11,582
Salaries, bonuses and social security contributions	10,307	—	—	85,452	10,337	(95,789)	—	9,916	391	8,430
Expenses and common area maintenance expenses and collective promotion fund	14,410	—	14,410	172	—	(172)	14,410	—	—	12,606
Fees and payments for services	9,117	—	—	10,129	—	(10,129)	—	9,117	—	7,500
Allowance for doubtful accounts	4,647	—	—	—	—	—	—	—	4,647	7,101
Maintenance, repairs, cleaning and security	2,371	3	2,240	62,487	429	(62,916)	2,243	128	—	2,417
Charge for contingencies	2,393	—	2,393	—	—	—	2,393	—	—	3,189
Commissions	1,623	—	—	—	—	—	—	—	1,623	1,048
Rental	976	—	—	3,086	102	(3,188)	—	976	—	851
Personnel expenses	695	—	—	4,036	481	(4,517)	—	695	—	752
Bank charges	735	—	—	—	—	—	—	735	—	696
Damage, costs and expenses	1,350	—	1,350	—	—	—	1,350	—	—	89
Regulatory authority expenses	385	—	—	—	—	—	—	385	—	432
Advertising	1,261	—	—	29	63,732	(63,761)	—	—	1,261	292
Insurance	299	—	—	1,110	41	(1,151)	—	299	—	426
Freight and transportation	54	—	—	695	236	(931)	—	54	—	27
Stationery	158	—	—	2,568	101	(2,669)	—	158	—	55
Other services	—	—	—	805	—	(805)	—	—	—	—
Others	590	—	—	1,196	(243)	(953)	—	590	—	393
Training and events expenses	—	—	—	—	—	—	—	—	—	2,564
Indemnity	—	—	—	—	—	—	—	—	—	52
Expenses recovery	—	—	—	(205,380)	(78,652)	284,032	—	—	—	—

Total as of 06.30.11	205,422	10	115,574	—	—	—	115,584	62,010	27,828	—

Total as of 06.30.10	—	14	109,208	—	—	—	109,222	49,326	26,322	184,870

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of June 30, 2011 and June 30, 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	06.30.11							06.30.10
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	597	5,205	—	1,242	—	9,548	—	350	1,494	—	1,806	—	25,930

Past due	—	20,583	—	—	—	—	—	—	19,117	—	20,422	—	—	—

To mature
In three months	121,119	99,854	43,611	40,637	60,353	62,725	74,904	22,412	103,810	44,192	46,117	29,540	867	45,210
Between three and six months	—	22,401	7,711	12,444	21,190	36,181	71,127	—	14,350	2,748	30	18,301	34,512	43,489
Between six and nine months	—	11,947	4,572	4,480	18,368	—	3,118	—	7,926	2,010	—	17,522	8,002	3,133
Between nine and twelve months	—	3,545	4,550	6,001	12,984	19,649	1,159	—	3,444	1,984	—	10,227	101,166	1,860
Between one and two years	—	145	738	47	12,381	—	3,494	—	427	450	45	26,663	42,843	5,777
Between two and three years	—	112	695	—	10,835	129,605	35,874	—	107	212	46	13,031	(483)	2,475
Between three and four years	—	76	670	—	26,125	—	3,554	—	113	54	4	4,606	(483)	16,545
In greater than four years	—	220	715	—	31,558	485,898	18,124	—	248	86	—	23,881	636,268	21,502

Total to mature	121,119	138,300	63,262	63,609	193,794	734,058	211,354	22,412	130,425	51,736	46,242	143,771	822,692	139,991

Total with fixed term	121,119	158,883	63,262	63,609	193,794	734,058	211,354	22,412	149,542	51,736	66,664	143,771	822,692	139,991

Total	121,119	159,480	68,467	63,609	195,036	734,058	220,902	22,412	149,892	53,230	66,664	145,577	822,692	165,921

(1)	Does not accrue interest, except for Ps. 761 that accrue interest at a variable market rate.
(2)	Includes Ps. 51,815 that accrue interest at a fixed rate and Ps. 668,707 that accrue interest at a variable market rate.
(3)	Includes Ps. 600 that accrue interest at a valuable rate and Ps. 2,773 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 1,989 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 121,116 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 19,415 that accrues interest at a fixed rate and Ps. 31,889 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

1.	Brief comments on the Company’s activities during the fiscal year, including references to significant situations occurred after the end of the year.

See detailed in the Report of the Directory.

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Current assets	507,229	596,862	514,356	591,234	727,845
Non-Current Assets	1,818,749	1,887,688	1,937,159	1,640,860	1,365,866

Total	2,325,978	2,484,550	2,451,515	2,232,094	2,093,711

Current Liabilities	519,054	660,739	680,385	507,829	403,342
Non-Current Liabilities	761,769	862,508	882,713	798,109	795,034

Subtotal	1,280,823	1,523,247	1,563,098	1,305,938	1,198,376

Minority interest	138,202	132,343	122,559	78,000	71,428
Shareholders´ Equity	906,953	828,960	765,858	848,156	823,907

Total	2,325,978	2,484,550	2,451,515	2,232,094	2,093,711

3.	Consolidated income structure as compared with the same fiscal year of the four previous years.

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Operating income	473,631	320,500	90,227	162,208	154,539
Equity investments	9,117	—	—	(14)	(679)
Amortization of goodwill, net	1,883	(1,645)	(1,531)	(2,202)	(4,366)
Financial results, net	(107,144)	(112,348)	(108,879)	(13,388)	(19,466)
Other income (expenses), net	8,347	(3,304)	3,275	8,775	(3,347)

Income (loss) before taxes and minority interest	385,834	203,203	(16,908)	155,379	126,681

Income tax	(118,151)	(79,225)	(16,782)	(76,514)	(56,253)
Minority interest	(7,105)	(4,876)	11,630	1,105	(6,371)

Net income (loss) for the year	260,578	119,102	(22,060)	79,970	64,057

4.	Statistical data as compared with the same fiscal year of the four previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the four previous years.

	06.30.11	06.30.10	06.30.09	06.30.08	06.30.07
Liquidity
Current assets	507,229	596,862	514,356	591,234	727,845

Current liabilities	519,054	660,739	680,385	507,829	403,342
Ratio	0.98	0.90	0.76	1.16	1.80
Debt
Total liabilities	1,280,823	1,523,247	1,563,098	1,305,938	1,198,376

Shareholders´ Equity	906,953	828,960	765,858	848,156	823,907
Ratio	1.41	1.84	2.04	1.54	1.45
Solvency
Shareholders´ Equity	906,953	828,960	765,858	848,156	823,907

Total liabilities	1,280,823	1,523,247	1,563,098	1,305,938	1,198,376
Ratio	0.71	0.54	0.49	0.65	0.69
Non-Current Assets to total Assets
Non-Current Assets	1,818,749	1,887,688	1,937,159	1,640,860	1,365,866

Total Assets	2,325,978	2,484,550	2,451,515	2,232,094	2,093,711
Ratio	0.78	0.76	0.79	0.74	0.65
Profitability
Net income (loss) for the year	260,578	119,102	(22,060)	79,970	64,057

Average shareholders’ equity	867,956	797,409	807,007	836,032	815,374
Ratio	0.30	0.15	(0.03)	0.10	0.08

6.	Brief comment on the future perspectives for the upcoming fiscal year.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. The Company estimates complete this training during year 2011. On the other hand, as provided, work is under way in the initial diagnose process of regulatory differences.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors - to date - has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2011

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Consolidated Financial Statements and Note 8.i.iii) to the Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	06.30.11 Ps.	03.31.11 Ps.	12.31.10 Ps.	09.30.10 Ps.	Total Ps.
Accounts receivable, net	36	20,547	—	—	20,583

b)	Past due payable:

	06.30.11 Ps.	03.31.11 Ps.	12.31.10 Ps.	09.30.10 Ps.	Total Ps.
Trade accounts payable	—	—	—	—	—

c)	Receivables and liabilities with no fixed term:

06.30.11
Accounts receivable, net	597
Other receivables and prepaid expenses, net	5,205
Taxes payable	—
Customer advances	1,242
Provisions	9,459
Other liabilities	89

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	09.30.11 Ps.	12.31.11 Ps.	03.31.12 Ps.	06.30.12 Ps.	Total Ps.
Accounts receivable, net	99,854	22,401	11,947	3,545	137,747
Other receivables and prepaid expenses, net	43,611	7,711	4,572	4,550	60,444

e)	Non-current receivables to mature:

	06.30.13 Ps.	06.30.14 Ps.	06.30.15 Ps.	06.30.16 Ps.	Total Ps.
Accounts receivable, net	145	112	76	220	553
Other receivables and prepaid expenses, net	738	695	670	715	2,818

f)	Current liabilities to mature:

	09.30.11 Ps.	12.31.11 Ps.	03.31.12 Ps.	06.30.12 Ps.	Total Ps.
Trade accounts payable	40,637	12,444	4,480	6,001	63,562
Customer advances	60,353	21,190	18,368	12,984	112,895
Short-term and long-term debt	62,725	36,181	—	19,649	118,555
Salaries and social security payable	15,185	—	2,056	—	17,241
Taxes payable	30,285	60,866	654	749	92,554
Dividends payable	—	—	—	—	—
Other liabilities	29,435	10,261	408	408	40,512

g)	Non-current liabilities to mature:

	06.30.13 Ps.	06.30.14 Ps.	06.30.15 Ps.	06.30.16 Ps.	Total Ps.
Trade accounts payable	47	—	—	—	47
Customer advances	12,381	10,835	26,125	31,558	80,899
Long-term debt	—	129,605	—	485,898	615,503
Taxes payable	2,214	2,366	2,274	10,508	17,362
Other liabilities	1,280	33,508	1,280	7,616	43,684

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	112,103
Foreign currency	(1)	46,824
Non-current
Local currency	(1)	182
Foreign currency	(1)	371

(1)	Does not accrue interest, except for Ps. 761 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	61,653
Foreign currency	(1)	1,218
Non-current
Local currency	(1)	5,596

(1)	Includes Ps. 2,773 that accrue interest at a fixed rate and Ps. 600 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	54,981
Foreign currency	(1)	8,581
Non-current
Local currency	(1)	47

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	(1)	93,128
Foreign currency	(1)	21,009
Non-current
Local currency	(1)	80,899

(1)	Does not accrue interest, except for Ps. 1,989 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Current
Local currency	(1)	96,477
Foreign currency	(1)	22,078
Non-current
Local currency	(1)	(2,237)
Foreign currency	(1)	617,740

(1)	Includes Ps. 683,107 that accrue interest at a fixed rate and Ps. 51,815 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	17,241

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	92,554
Non-current
Local currency	(1)	17,362

(1)	Does not accrue interest, except for Ps. 19,415 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Other liabilities:

	Ps.
Current
Local currency	(1)	40,590
Non-current
Local currency	(1)	43,696

(1)	Does not accrue interest, except for Ps. 31,888 that accrue interest at a variable rate and Ps. 2,302 that accrue interest at a fixed rate.

i)	Provisions:

Non-current
Local currency	(1)	9,459

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured Amounts	Accounting Values	Risk covered
Abasto	392,592	150,087	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	207,110	113,665	Fire, full risk and dismissed profit
Mendoza Plaza	229,650	76,758	Fire, full risk and dismissed profit
Paseo Alcorta	194,485	64,308	Fire, full risk and dismissed profit
Alto Avellaneda	181,034	59,299	Fire, full risk and dismissed profit
Alto Rosario	197,973	76,202	Full risk, construction and assembly
Patio Bullrich	95,226	81,598	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	112,491	64,178	Fire, full risk and dismissed profit
Alto Noa	92,951	19,451	Fire, full risk and dismissed profit
Soleil Factory	74,847	66,130	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaidcumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Financial Statements.

Autonomous City of Buenos Aires, September 8, 2011.

Saúl Zang Vice-President I acting as President

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877—22° floor—Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2011 and 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2011 and 2010, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at June 30, 2011 and 2010 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2011 and 2010 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm

(Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2011, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,113,603, which was not claimable at that date.

e)	we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 8, 2011.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Responsible of Relationships with the markets

Dated: September 29, 2011.